Notice of Annual Meeting of Shareholders of
TransCanada Corporation
to be held April 27, 2012

and Management Information Circular
dated February 13, 2012



With more than 60 years of experience, TransCanada is a leader in the responsible development and reliable and safe operation of North American energy infrastructure, including natural gas and oil pipelines, power generation and gas storage facilities.

TransCanada is a member of both the World and North American Dow Jones Sustainability Indexes. Its common shares trade on the Toronto and New York stock exchanges under the symbol *TRP*.

Contents

Letter to shareholders

February 13, 2012

Dear Shareholder:

You are invited to TransCanada Corporation's annual meeting of common shareholders on April 27, 2012. The meeting will be held at 10 a.m. (Mountain Daylight Time) in the Palomino Rooms A-E at the BMO Centre, on the corner of 13th Avenue and Third Street S.E., Calgary, Alberta.

Attending the meeting is your opportunity to meet the Board of Directors and management, learn more about our performance in 2011 and our strategy for the future, and vote in person on the items of business. If you are unable to come to the meeting, you can vote by proxy and listen to the live webcast on our website (www.transcanada.com).

The attached Management information circular includes important information about the meeting and how to vote. Please take some time to read the document and remember to vote. You can find more information about TransCanada in our 2011 Annual Report and on our website (www.transcanada.com).

We would like to extend our sincere thanks to Wendy Dobson and David O'Brien who are retiring from the Board of Directors after many years of dedicated service to TransCanada and our shareholders. Wendy has been a director for 20 years and David has served for 11 years, and both made significant contributions to the Board and Board committees and we wish them much success.

After an extensive search, the Governance Committee nominated Paula Rosput Reynolds and Richard (Rick) Waugh to be appointed to the Board. Ms. Reynolds joined the Board on November 30, 2011 and brings extensive experience in organizational leadership, risk management, pipelines, power and utilities, insurance and economics. Mr. Waugh was appointed to the Board on February 1, 2012 and brings a wealth of experience in international markets and banking, including his experience as president and chief executive officer of one of Canada's major banks.

Thank you for your continued confidence in TransCanada. We look forward to seeing you at the meeting on April 27th.

Sincerely,





S. Barry Jackson
Chair of the Board of Directors

Russell K. Girling
President and Chief Executive Officer

Notice of 2012 annual meeting

You are invited to our 2012 annual meeting of common shareholders:

WHEN
Friday, April 27, 2012
10 a.m. Mountain Daylight Time (MDT)

WHERE
BMO Centre
Palomino Rooms A-E
13th Avenue and Third Street S.E.
Calgary, Alberta

YOUR VOTE IS IMPORTANT
If you are a shareholder of record of TransCanada common shares on February 28, 2012, you are entitled to receive notice of, attend and vote at this meeting.

Please take some time to read the attached Management information circular. It contains important information about the meeting and explains who can vote and how to vote.

By order of the Board of Directors,



Donald J. DeGrandis
Vice-President and Corporate Secretary
TransCanada Corporation
Calgary, Alberta

February 13, 2012

Five items of business
1. Receive our audited consolidated financial statements for the year ended December 31, 2011, and the auditors' report.
2. Elect the directors.
3. Appoint the auditors and authorize the directors to set their compensation.
4. Participate in the advisory vote on our approach to executive compensation ('say on pay').
5. Consider other business that is properly brought before the meeting and any meeting that is reconvened if the meeting is adjourned.

Management information circular

We are sending you this Management information circular (circular) because you are a shareholder of record of TransCanada shares as of February 28, 2012. You have the right to attend our 2012 annual meeting of common shareholders and to vote your shares in person or by proxy. If you are unable to attend the meeting, you can listen to the webcast in English on our website (www.transcanada.com).

Management is soliciting your proxy for the meeting, and we pay all costs for soliciting proxies. We will start mailing the proxy materials on March 14, 2012, and will also provide the materials to brokers, custodians, nominees and other fiduciaries to forward them to shareholders. A TransCanada employee may also contact you to encourage you to vote.

The Board of Directors has approved the contents of this circular, and has authorized us to send it to you. We have also sent a copy to each member of our Board and to our auditors, and will file copies with the appropriate government agencies.

Unless stated otherwise, information in this document is as of February 13, 2012, and all dollar amounts are in Canadian dollars.

In this document,
- *you*, *your* and *shareholder* mean a holder of common shares of TransCanada Corporation
- *we*, *us*, *our* and *TransCanada* mean TransCanada Corporation, and
- *TransCanada shares* and *shares* mean common shares of TransCanada Corporation, unless stated otherwise.

Our principal corporate and executive offices are located at 450 First Street S.W., Calgary, Alberta T2P 5H1

By order of the Board of Directors,



Donald J. DeGrandis
Vice-President and Corporate Secretary
TransCanada Corporation
Calgary, Alberta

February 13, 2012

About shareholder mailings

In March 2011, we asked all registered and beneficial shareholders to advise us in writing if they did not want to receive our 2011 Annual Report when it became available.

If you are a registered shareholder who replied that you no longer want to receive the report, or a beneficial shareholder who did not reply, you will not receive a copy. If you purchased TransCanada shares after February 28, 2012, you may also not receive a copy.

Our 2011 Annual Report is available on our website (www.transcanada.com) and on SEDAR (www.sedar.com), or you can request a free copy from our transfer agent:

Computershare Trust Company of Canada

Tel: 1.800.340.5024 (toll-free within North America)
     1.514.982.7959 (outside North America)

Email: transcanada@computershare.com

About the shareholder meeting

As a shareholder of record, you are entitled to vote your TransCanada shares at the annual meeting. The meeting will cover five items of business, which are discussed in more detail starting on page 7.

This next section discusses the voting process.

Voting

WHO CAN VOTE

Shareholders of record as of February 28, 2012 are entitled to receive notice of our 2012 annual meeting of common shareholders and vote their shares. Our Board of Directors (Board) set this date to allow enough time for shareholders to receive and review the materials, make their voting decisions and send in their voting instructions before the deadline.

As of February 13, 2012, we had 704,091,150 shares outstanding. Each share carries the right to one vote on any item of business that properly comes before the meeting and any meeting that is reconvened if the meeting is adjourned. We need a simple majority of votes (50% plus one vote) for an item to be approved by shareholders.

We also had 22 million first preferred shares (series 1), 14 million first preferred shares (series 3) and 14 million first preferred shares (series 5) outstanding as of this date. The holders of these shares do not have voting rights at the meeting.

Registered shareholders

You are a registered shareholder if you have a share certificate in your name.

We will prepare a list of the registered shareholders as of February 28, 2012, showing all shareholders who are entitled to vote at the meeting and the number of shares each owns. Our transfer agent, Computershare Trust Company of Canada (Computershare), will have a copy of the list at their Calgary office if you want to check it during regular business hours. Computershare is located at Suite 600, 530 Eighth Avenue S.W., Calgary, Alberta T2P 3S8. Tel: 403.267.6800.

You can also check the list of registered shareholders when you arrive at the meeting.

Non-registered shareholders

You are a non-registered (or *beneficial*) shareholder if your securities broker, financial institution, clearing agency, trustee or custodian (your *nominee*) holds the shares for you in a nominee account.

Principal shareholders

Our directors and executives are not aware of any person or corporation that beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of our outstanding shares.

HOW TO VOTE

You have two ways to vote:
- by proxy, or
- by attending the meeting and voting in person.

Voting by proxy

Voting by proxy means you are giving someone else the authority to attend the meeting and vote for you (your *proxyholder*).

You can choose anyone to be your proxyholder – the person does not need to be a TransCanada shareholder or the TransCanada representatives named in the form of proxy. You should tell this person that you have appointed him or her as your proxyholder and that he or she needs to attend the meeting and vote on your behalf. Your proxyholder must vote your shares according to your instructions. Your shares will not be voted if your proxyholder does not attend the meeting to vote for you.

If you do not appoint anyone to be your proxyholder, S. Barry Jackson, Chair of the Board of Directors or Russell K. Girling, President and Chief Executive Officer (TransCanada proxyholders) will be appointed to act as your proxyholder to vote your shares at the meeting according to your instructions.

If you appoint the TransCanada proxyholders but do not specify how you want to vote your shares, your shares will be voted for you as follows:
- *for* the nominated directors listed on the proxy form and in this circular
- *for* the appointment of KPMG LLP, Chartered Accountants as TransCanada's auditors and authorizing the directors to set their compensation, and
- *for* our approach to executive compensation, as described in this circular.

If you appoint someone else as your proxyholder but do not specify how you want to vote your shares, the person you appointed can vote as he or she sees fit.

If there are any amendments to the items of business or any other matters that properly come before the meeting, including where the meeting is reconvened if the meeting was adjourned, your proxyholder has the discretion to vote as he or she sees fit.

Registered shareholders
We mail the proxy materials directly to you, and your package includes a proxy form.

Appointing a proxyholder
You can appoint the TransCanada proxyholders named on the proxy form to vote your shares at the meeting according to your instructions. If you appoint them, but do not indicate your voting instructions on the form, your shares will be voted *for* the items of business.

You can decide to appoint someone else to represent you and vote your shares at the meeting by printing the name of that person in the blank space on the proxy form. If you do not specify how to vote your shares, the proxyholder can vote as he or she sees fit.

Take some time to read about the items of business (see page 7). Then complete the enclosed proxy form, sign and date it, and mail it in the envelope provided. Computershare must receive the completed form **by 4:30 p.m. Eastern Daylight Time (EDT) on Tuesday, April 24, 2012**.

If your package is missing an envelope, use a blank one and address it to:
Computershare Trust Company of Canada
Stock Transfer Services
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1

If you want to submit your voting instructions by phone or on the internet, you must do so **by 4:30 p.m. EDT on Tuesday, April 24, 2012.** See the instructions on your proxy form.

Attending the meeting and voting in person
If you want to attend the meeting and vote in person, do not complete the proxy form, just register with Computershare when you arrive at the meeting.

You can still attend the meeting if you have already submitted your voting instructions, but you cannot vote again at the meeting.

> **Unable to attend the meeting?**
> We will have a live webcast of our meeting in English on our website – go to www.transcanada.com for details.

Non-registered (beneficial) shareholders
Your broker, its agent or its nominee can only vote your TransCanada shares if they have received proper voting instructions from you. If you are a non-registered (beneficial) shareholder, your package includes a voting instruction form. Complete the form and follow the return instructions on the form.

The voting instruction form is similar to a proxy form, however it can only instruct the registered shareholder how to vote your shares. You cannot use the form to vote your shares directly.

Your broker is required by law to receive voting instructions from you before the shareholder meeting. Every broker has its own mailing procedures and instructions for returning the completed voting instruction form, so be sure to follow the instructions provided in your package.

Most brokers delegate responsibility for obtaining instructions from their clients to Broadridge Financial Solutions, Inc. (Broadridge). Broadridge mails the proxy materials and voting instruction form to beneficial shareholders. The voting instruction form will name the same TransCanada representatives listed above to act as TransCanada proxyholders.

Attending the meeting and voting in person
You can decide to appoint someone else to attend the meeting and give your voting instructions. Print the name of this person in the blank space provided on the voting instruction form. Complete the rest of the form and then mail it to Broadridge as soon as possible. Your package also includes instructions for submitting your voting instructions by phone or on the internet if you prefer either of these methods. You can still attend the meeting if you have already submitted your voting instructions, but you cannot vote again at the meeting.

If you are a beneficial shareholder and want to vote in person at the meeting, print your own name in the space provided on the form, and then return it as soon as possible to Broadridge according to their instructions.

Broadridge tabulates the results of all the instructions it receives from beneficial shareholders, and provides appropriate voting instructions to our transfer agent.

CHANGING YOUR VOTE

If you change your mind and want to revoke your proxy, you need to notify us in writing. Sign a written statement (or have your attorney sign a statement, with your authorization in writing) and send it to:

Corporate Secretary
TransCanada Corporation
450 First Street S.W.
Calgary, Alberta T2P 5H1

Fax: 403.920.2467

We must receive the notice **by 4:30 p.m. EDT on Tuesday, April 24, 2012**, or the last business day prior to the day the meeting is reconvened if it was adjourned. You can also give the notice to the Chair of the meeting in person at the meeting.

If you submitted your voting instructions by phone or on the internet, you can revoke or change your vote by sending your new instructions again, as long as they are received **by 4:30 p.m. EDT on Tuesday, April 24, 2012**, or the last business day prior to the day the meeting is reconvened if it was adjourned. A vote that is cast with a later date and time will supersede the earlier vote.

HOW THE VOTES ARE COUNTED

As transfer agent, Computershare counts and tabulates the votes on our behalf to ensure the votes are kept confidential. They only show us the ballot or proxy form if:

- it is required by law
- there is a proxy contest, or
- there are written comments on the proxy form.

Business of the meeting

Our annual meeting will cover five items of business:

FINANCIAL STATEMENTS – see our 2011 Annual Report (www.transcanada.com)
You will receive our consolidated financial statements for the year ended
December 31, 2011, and the auditors' report. These documents have been filed with
the appropriate government regulatory agencies and are included in our 2011
Annual Report, which we mailed to you if you requested a copy. Our Annual Report
is also available in English and French on our website (www.transcanada.com), or
you can request a copy from our Corporate Secretary.

DIRECTORS – see page 9
You will vote on electing 12 directors to the Board. The director profiles starting on
page 10 give important information about each nominated director, including his or
her background, experience and other public company boards he or she serves on.
All of the nominated directors currently serve on our Board, and we have included
their attendance record in 2011 and the value of any TransCanada shares or deferred
share units (DSUs) they currently hold (their *at-risk investment*). You can find more
information about their at-risk investment on page 54.

All directors are elected for a one-year term.

1. Kevin E. Benson
2. Derek H. Burney
3. E. Linn Draper
4. Paule Gauthier
5. Russell K. Girling
6. S. Barry Jackson
7. Paul L. Joskow
8. John A. MacNaughton
9. Paula Rosput Reynolds
10. W. Thomas Stephens
11. D. Michael G. Stewart
12. Richard E. Waugh

The Board recommends you vote **for** the nominated directors:

***RESOLVE to elect the directors listed in TransCanada's Management information
circular dated February 13, 2012 to hold office until the next annual meeting of
shareholders or until their successors are earlier elected or appointed.***

AUDITORS
You will vote on appointing the auditors. The auditors will hold office until the next
annual meeting of shareholders.

The Board recommends that KPMG LLP, Chartered Accountants (KPMG) be appointed
as auditors. Representatives of KPMG will attend the meeting, and have an opportunity
to make a statement and respond to any questions.

KPMG has been our external auditor since 1956, and have confirmed they are
independent within the meaning of the Rules of the Professional Conduct of the
Institute of Chartered Accountants of Alberta.

About quorum
We must have a *quorum* in order for
the meeting to proceed.

Quorum constitutes two people
present, in person, at the meeting, who
are entitled to vote at the meeting and
represent a minimum of 20% of the
issued and outstanding TransCanada
shares. The two people are entitled to
vote in their own right, by proxy, or as a
duly authorized representative of
a shareholder.

The table below shows the services KPMG provided during the last two fiscal years and the fees we paid them:

($ millions)	2011	2010
Audit fees • audit of the annual consolidated financial statements • services related to statutory and regulatory filings or engagements • review of interim consolidated financial statements and information contained in various prospectuses and other offering documents	$6.9	$6.5
Audit-related fees • services related to the audit of the financial statements of certain TransCanada pension plans	0.2	0.2
Tax fees • Canadian and international tax planning and tax compliance matters, including the review of income tax returns and other tax filings	0.4	1.0
All other fees • services related to environmental compliance in 2011 and advice and training related to International Financial Reporting Standards in 2010	0.1	0.2
Total fees	**$7.6**	**$7.9**

You will also vote on authorizing the directors to set the auditors' compensation.

The Board recommends you vote *for* appointing KPMG as auditors for a one-year term:

RESOLVE to appoint KPMG LLP, Chartered Accountants, as auditors of TransCanada until the next annual meeting of shareholders, and authorize the directors to fix their remuneration.

ADVISORY VOTE ON OUR APPROACH TO EXECUTIVE COMPENSATION

You will have an opportunity to have a say on pay by participating in the advisory vote on our approach to executive compensation. The Board believes the advisory vote is beneficial because it holds directors accountable to shareholders for their decisions on executive compensation and provides the Board with valuable feedback.

While the vote is non-binding, the Board will take the results into consideration when it considers compensation policies, procedures and decisions in the future. We will disclose the results of the advisory vote in our report on voting results for the meeting, which will be posted on the TransCanada website (www.transcanada.com) and on SEDAR (www.sedar.com).

We held say on pay advisory votes at our annual shareholder meetings in 2010 and 2011, and both advisory votes were approved by more than 86% of shareholders who voted at the meetings.

The Board recommends you vote *for* our approach to executive compensation:

RESOLVE on an advisory basis without diminishing the role and responsibilities of TransCanada's Board of Directors that the shareholders accept the approach to executive compensation disclosed in TransCanada's Management information circular dated February 13, 2012.

OTHER BUSINESS

We did not receive any shareholder proposals for the meeting. The Board and management are not aware of any other items to be properly brought before the meeting.

THE NOMINATED DIRECTORS

Our articles state that the Board must have a minimum of 10 and a maximum of 20 directors. The Board has determined that 12 directors will be elected this year.

The Board believes this size is appropriate based on the scope of our business, the skills and experience of the nominated directors and the four standing committees, and to achieve effective decision-making. It believes that all of the nominated directors are well qualified to serve on the Board.

Two of the nominated directors are being nominated to the Board for the first time. Ms. Reynolds brings extensive experience in organizational leadership, risk management, pipelines, power and utilities, insurance and economics. Mr. Waugh brings a wealth of knowledge in international markets and banking, and over 25 years of experience as a senior executive of one of Canada's major banks.

Eleven of the 12 nominated directors (92%) are *independent* within the meaning of Canadian and applicable U.S. securities law, regulation and policy, and the rules of the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE), the two stock exchanges TransCanada shares are listed on. The only exception is Russell K. Girling because of his role as President and Chief Executive Officer (CEO).

The profiles below show each director's holdings in TransCanada shares or deferred share units (DSUs) at the end of 2011 and as of the date of this circular. They also indicate the year he or she joined the Board and has continually served as a director of TransCanada (or TCPL, prior to 2003 when it became a wholly-owned subsidiary of TransCanada). All of the nominated directors are Canadian residents, except for Dr. Draper, Mr. Joskow, Ms. Reynolds and Mr. Stephens who are U.S. residents.

We have share ownership requirements for our directors and executives to align their interests with those of our shareholders. As of February 13, 2012, all of our directors had met the requirements, except for Ms. Reynolds who joined the Board on November 30, 2011 and has five years from her appointment date to meet the requirements for directors (see page 50 for more information).

Mr. Girling meets the CEO share ownership requirements for executives (see page 65 for details).

At-risk investment reflects the total market value of the director's TransCanada shares and DSUs based on the closing share price on the TSX of $41.48 on February 13, 2012. See *At-risk investment* on page 54 for more information.

Each nominated director has expressed his or her willingness to serve on our Board for a one-year term.

If elected, they will also serve on the Board of TransCanada PipeLines Limited (TCPL), our main operating subsidiary.



Kevin E. Benson

AGE 64, CALGARY, AB, CANADA | DIRECTOR SINCE 2005

Independent	
Skills and experience	• Accounting & Finance • Organization & Leadership • Economics • Transportation
At-risk investment	$2,218,475

Mr. Benson is a corporate director. He was President and Chief Executive Officer of Laidlaw International, Inc. (transportation services) from June 2003 to October 2007, and Laidlaw, Inc. from September 2002 to June 2003. Mr. Benson served as President and Chief Executive Officer of The Insurance Corporation of British Columbia from December 2001 until September 2002.

Mr. Benson is a director of the Calgary Airport Authority. He holds a Bachelor of Accounting from the University of Witwatersrand (South Africa) and was a member of the South African Society of Chartered Accountants.

TransCanada Board/Committees	2011 meeting attendance		
Board of Directors	7/7	(100%)	
Audit Committee (Chair)	7/7	(100%)	
Governance Committee	3/3	(100%)	

Other public company boards	Stock exchange	Board committees
–	–	–

TransCanada securities held	2012	2011	Meets share ownership requirements
Common shares	13,000	13,000	yes
DSUs	40,483	34,009	



Derek H. Burney, O.C.

AGE 72, OTTAWA, ON, CANADA | DIRECTOR SINCE 2005

Independent

Skills and experience	• Civil Aviation and Defence	• Power/Utilities
	• Government (Regulatory & Law)	• Telecommunications

At-risk investment	$1,633,316

Mr. Burney is a senior strategic advisor at Norton Rose Canada LLP (law firm) and was Chair of Canwest Global Communications Corp. until October 27, 2010. He served as President and Chief Executive Officer of CAE Inc. (technology) from October 1999 to August 2004, and was Chairman and Chief Executive Officer of Bell Canada International Inc. (communications) from 1993 to 1999. Mr. Burney was the lead director at Shell Canada Limited (oil and gas) from April 2001 to May 2007. Mr. Burney held various positions with the Canadian Foreign Service, including serving from 1989 to 1993 as Canada's Ambassador to the United States. From 1987 to 1989, he was Chief of Staff to the Prime Minister and was directly involved in the negotiation of the Canada-U.S. Free Trade Agreement. In 1992, Mr. Burney was awarded the Public Service of Canada's Outstanding Achievement Award. He was named an Officer of the Order of Canada in 1993. He is also a Visiting Professor and Senior Distinguished Fellow at Carleton University and a Senior Research Fellow at the Canadian Defence and Foreign Affairs Institute. Mr. Burney became a member of the Paradigm Capital Inc. Advisory Board in May 2011 and a member of the Ottawa Hospital Board of Governors in November 2011.

Mr. Burney was conferred Honorary Doctor of Laws degrees from Lakehead University, Queen's University, Wilfrid Laurier University, Carleton University and University of Windsor. He holds an Honours Bachelor of Arts and Master of Arts from Queen's University.

TransCanada Board/Committees	2011 meeting attendance		
Board of Directors	7/7	(100%)	
Audit Committee	7/7	(100%)	
Governance Committee	3/3	(100%)	

Other public company boards	Stock exchange	Board committees
Garda World Consulting and Investigation/Global Risks Group (division of Garda World Security Corporation)	Toronto Stock Exchange (TSX)	International Advisory Board (Chairman)

TransCanada securities held	2012	2011	Meets share ownership requirements
Common shares	4,606	4,418	yes
DSUs	34,770	31,395	

Canwest Global Communications Corp. (Canwest) voluntarily entered into the *Companies' Creditors Arrangement Act* (CCAA) and obtained an order from the Ontario Superior Court of Justice (Commercial Division) to start proceedings on October 6, 2009. Although no cease trade orders were issued, Canwest shares were de-listed by the TSX after the filing and started trading on the TSX Venture Exchange. Canwest emerged from CCAA protection, and Postmedia Network acquired its newspaper business on July 13, 2010 while Shaw Communications Inc. acquired its broadcast media business on October 27, 2010. Mr. Burney ceased to be a director of Canwest on October 27, 2010.



E. Linn Draper

AGE 70, LAMPASAS, TEXAS, U.S.A. | DIRECTOR SINCE 2005

Independent		
Skills and experience	• Engineering • Operations & HSE	• Organization & Leadership • Power/Utilities
At-risk investment	$1,717,811	

Dr. Draper is a corporate director. He retired as Chairman, President and Chief Executive Officer of Columbus, Ohio-based American Electric Power Co., Inc. in 2004, a position which Dr. Draper held since April 1992. In addition, he was President of Ohio Valley Electric Corporation and Indiana-Kentucky Electric Corporation from 2002 to 2004. He previously served as Chairman of the Board, President and Chief Executive Officer of Gulf States Utilities Company, Beaumont, Texas from 1987 to 1992.

Dr. Draper holds a Bachelor degree in Chemical Engineering from Rice University and a Ph.D. in Nuclear Science and Engineering from Cornell University.

TransCanada Board/Committees	2011 meeting attendance	
Board of Directors	7/7	(100%)
Audit Committee	7/7	(100%)
Health, Safety and Environment Committee (Chair)	3/3	(100%)

Other public company boards	Stock exchange	Board committees
Alliance Data Systems Corporation	NYSE	Compensation (Chair)
Alpha Natural Resources, Inc.	NYSE	Compensation (Chair) Safety, Health, Environment and Sustainability
NorthWestern Corporation (does business as NorthWestern Energy) (Non-executive Chairman)	NYSE	–

TransCanada securities held	2012	2011	Meets share ownership requirements
Common shares	–	–	yes
DSUs	41,413	34,919	



The Hon. Paule Gauthier, P.C., O.C., O.Q., Q.C.

AGE 68, QUÉBEC, QC, CANADA | **DIRECTOR SINCE 2002**

Independent

Skills and experience	• Law	• Government
	• Governance	(Regulatory)

At-risk investment	$1,943,504

Ms. Gauthier is a Senior Partner at Stein Monast L.L.P. (law firm). In addition to public board directorships, Ms. Gauthier is also a director of Care Canada and of the Fondation du Musée national des beaux-arts du Québec. She has worked in the legal profession since 1967. She is a former Chair of the Security Intelligence Review Committee, a former President of the Fondation de la Maison Michel Sarrazin and a former director of the Institut Québecois des Hautes Études Internationales, Laval University. Ms. Gauthier was named an Officer of the Order of Canada in 1991.

Ms. Gauthier has a Bachelor of Arts from the Collège Jésus-Marie de Sillery, a Bachelor of Laws from Laval University, a Master of Laws in Business Law (Intellectual Property) from Laval University, and a Certificate for a session on mediation from Harvard Law School.

TransCanada Board/Committees	2011 meeting attendance		
Board of Directors	7/7	(100%)	
Health, Safety and Environment Committee	3/3	(100%)	
Human Resources Committee	5/5	(100%)	
Other public company boards	**Stock exchange**	**Board committees**	
Metro, Inc.	TSX	Corporate Governance and Nominating Human Resources	
Royal Bank of Canada	TSX, NYSE	Corporate Governance and Public Policy Human Resources	
TransCanada securities held	**2012**	**2011**	**Meets share ownership requirements**
Common shares	2,000	2,000	yes
DSUs	44,854	40,260	



Russell K. Girling

AGE 49, CALGARY, AB, CANADA | CHIEF EXECUTIVE OFFICER, DIRECTOR SINCE 2010

Not Independent (President and Chief Executive Officer of TransCanada)

At-risk investment	$3,371,370

Mr. Girling has been the President and Chief Executive Officer of TransCanada and TCPL since July 1, 2010. Prior to his appointment, he served as Chief Operating Officer from July 17, 2009 to June 30, 2010 and President, Pipelines from June 1, 2006 until June 30, 2010. Previously, Mr. Girling served as Chief Financial Officer and Executive Vice-President, Corporate Development of TransCanada until May 31, 2006, and as Executive Vice-President, Power from 1995 until his appointment as Chief Financial Officer in 1999. Mr. Girling has held various other leadership positions since joining TransCanada in 1994. Prior to his employment with TransCanada, Mr. Girling held several marketing and management positions at Suncor Inc., Northridge Petroleum Marketing and Dome Petroleum.

Mr. Girling has a Bachelor of Commerce degree and a Master of Business Administration in Finance from the University of Calgary.

TransCanada Board/Committees	2011 meeting attendance		
Board of Directors	7/7	(100%)	
Other public company boards	**Stock exchange**		**Board committees**
Agrium Inc.	TSX, NYSE		Audit Human Resources
TransCanada securities held	**2012**	**2011**	**Meets share ownership requirements**
Common shares DSUs	81,277 –	54,747 –	yes (for executives)

As President and CEO and an officer of TransCanada, Mr. Girling is not a member of any of our Board committees, but is invited to attend committee meetings as required.



S. Barry Jackson

AGE 59, CALGARY, AB, CANADA | BOARD CHAIR, DIRECTOR SINCE 2002

Independent

Skills and experience	• Engineering • Oil & Gas/Utilities	• Operations & HSE • Organization & Leadership
At-risk investment	$4,810,187	

Mr. Jackson is a Corporate Director. He is currently the Chair of the Board of Directors of TransCanada Corporation and a director of Nexen Inc. and WestJet Airlines Ltd. He was a director of Cordero Energy from 2005 to 2008. He was also a director of ENMAX Corporation from 1999 to 2002 and Gulf Canada Resources Ltd. from 2000 to 2001. He was the Chair of Resolute Energy Inc. (oil and gas) from 2002 to 2005, and was the Chair of Deer Creek Energy Limited (oil and gas) from 2001 to 2005. Mr. Jackson was the President and Chief Executive Officer of Crestar Energy Inc. (oil and gas) from 1993 to 2000. He has worked in senior management positions in the oil and gas industry since 1974. He was the Chair of the Canadian Association of Petroleum Producers in 1997.

Mr. Jackson has a Bachelor of Science in Engineering from the University of Calgary.

TransCanada Board/Committees	2011 meeting attendance		
Board of Directors (Chair)	6/7	(86%)	
Governance Committee	3/3	(100%)	
Human Resources Committee	5/5	(100%)	
Other public company boards	**Stock exchange**	**Board committees**	
Nexen Inc.	TSX, NYSE	Compensation Governance (Chair) Finance	
WestJet Airlines Ltd.	TSX	People and Compensation Safety, Health and Environment (Chair)	
TransCanada securities held	**2012**	**2011**	**Meets share ownership requirements**
Common shares	39,000	39,000	yes
DSUs	76,964	63,780	

Mr. Jackson is a voting member of the Human Resources Committee and the Governance Committee but is not a member of the Audit Committee or the Health, Safety and Environment Committee. This is because the Board holds simultaneous meetings of each committee to allow more time for each committee to focus on their responsibilities.



Paul L. Joskow

AGE 64, NEW YORK, NEW YORK, U.S.A. | **DIRECTOR SINCE 2004**

Independent	
Skills and experience	• Accounting & Finance • Governance (Law) • Economics • Government (Regulatory) • Power/Utilities
At-risk investment	$1,284,055

Dr. Joskow is an economist and President of the Alfred P. Sloan Foundation. He is also Professor of Economics, Emeritus, at the Massachusetts Institute of Technology (MIT) where he has been on the faculty since 1972. Dr. Joskow was head of the MIT Department of Economics from 1994 to 1998 and the director of the MIT Center for Energy and Environmental Policy Research from 1999 to 2007. He has worked in the economics field as an educator, researcher and consultant since 1972 and held various positions at Harvard University, Stanford University and the University of Paris in addition to MIT. Dr. Joskow was a director of the New England Electric System from 1987 until 2000, a director of National Grid plc from April 2000 to July 31, 2007, and a director of State Farm Indemnity Company from 1991 to 2002. He has served as a director of Exelon Corporation since July 2007 and as a trustee of Putnam Mutual Funds since October 1997. He was the President of the Yale University Council until July 1, 2006 and was on the board of directors of the Whitehead Institute of Biological Research until February 2005. He is currently on the board of overseers of the Boston Symphony Orchestra and is a trustee of Yale University.

Dr. Joskow has a Bachelor of Arts with Distinction in Economics from Cornell University, a Masters of Philosophy in Economics from Yale University and a Ph.D. in Economics from Yale University.

TransCanada Board/Committees	**2011 meeting attendance**		
Board of Directors	7/7	(100%)	
Audit Committee	7/7	(100%)	
Governance Committee	3/3	(100%)	
Other public company boards	**Stock exchange**		**Board committees**
Exelon Corporation	NYSE		Audit Energy Delivery Oversight Risk Oversight
Putnam Mutual Funds (Trustee)	–		Brokerage (Chair) Contract Investment Oversight
TransCanada securities held	**2012**	**2011**	**Meets share ownership requirements**
Common shares	5,000	5,000	yes
DSUs	25,956	22,993	



John A. MacNaughton, C.M.

AGE 66, TORONTO, ON, CANADA | DIRECTOR SINCE 2006

Independent	
Skills and experience	• Accounting & Finance • Organization & Leadership • Investment Banking/Management
At-risk investment	$3,314,750

Mr. MacNaughton is a corporate director. He is the Chairman of the Business Development Bank of Canada, Trustee of the University Health Network (academic health sciences centre), Chairman of the Independent Nominating Committee of the Canada Employment Insurance Financing Board, and a member of the Prime Minister's Advisory Committee on the Public Service. He served as a director of Nortel Networks Corporation (technology) from 2005 to September 2010, and as Chairman of CNSX Markets Inc. (formerly Canadian Trading and Quotation System Inc.) (stock exchange) from 2006 to July 2010. Mr. MacNaughton served as the founding President and Chief Executive Officer of the Canada Pension Plan Investment Board, a Crown Corporation created by an Act of Parliament to invest the assets of the Canada Pension Plan, from 1999 to 2005. He was President of Nesbitt Burns Inc., the investment banking arm of Bank of Montreal, from 1994 to 1999. He is a Member of the Order of Canada and a recipient of the Institute Certified Director Designation (ICD.D) from the Institute of Corporate Directors.

Mr. MacNaughton has a Bachelor of Arts in Economics from the University of Western Ontario.

TransCanada Board/Committees	2011 meeting attendance		
Board of Directors	7/7	(100%)	
Audit Committee	7/7	(100%)	
Governance Committee (Chair)	3/3	(100%)	
Other public company boards	**Stock exchange**		**Board committees**
–	–		–
TransCanada securities held	**2012**	**2011**	**Meets share ownership requirements**
Common shares	50,000	50,000	yes
DSUs	29,912	26,730	

Nortel Networks Limited was the principal operating subsidiary of Nortel Networks Corporation (collectively referred to as Nortel). Mr. MacNaughton became a director of Nortel on June 29, 2005. Nortel was subject to a management cease trade order on April 10, 2006 issued by the Ontario Securities Commission (OSC) and other provincial securities regulators, related to a delay in filing some of Nortel's 2005 financial statements. The order was revoked by the OSC on June 8, 2006, and the other provincial securities regulators shortly after. On January 14, 2009, Nortel and some of its Canadian subsidiaries filed for creditor protection under CCAA. The creditor protection proceedings related to this filing are ongoing.



Paula Rosput Reynolds

AGE 55, SEATTLE, WASHINGTON, U.S.A. | **DIRECTOR SINCE 2011**

Independent	
Skills and experience	• Economics • Organization & Leadership • Risk Management • Insurance • Power/Utilities
At-risk investment	$117,554

Ms. Reynolds has been the President and Chief Executive Officer of PreferWest, LLC (business advisory group) since October 2009. She served as Vice Chairman and Chief Restructuring Officer of American International Group Inc. (insurance and financial services) from October 2008 to September 2009 as part of the team that was appointed during the global financial crisis. Prior to that appointment, she served as President and Chief Executive Officer of Safeco Corporation (insurance) until its acquisition by Liberty Mutual Group in September 2008. She was also Chairman, President and Chief Executive Officer of AGL Resources Inc. (energy services holding company) from August 2000 to January 2006.

Ms. Reynolds has held the roles of Chief Executive Officer and President and Chief Operating Officer of Atlanta Gas Light Company, a wholly-owned subsidiary of AGL Resources Inc. She also previously served as President and Chief Executive Officer of Duke North America, a subsidiary of Duke Energy Corporation, and, President of PanEnergy Power Services Inc. Prior to that she was Senior Vice President of Pacific Gas Transmission Company (natural gas pipeline), a predecessor company of Gas Transmission Northwest LLC, a subsidiary of TransCanada.

She is a director of Anadarko Petroleum Corporation, Delta Air Lines, Inc. and BAE Systems plc.

Ms. Reynolds has a Bachelor of Arts in Economics, with honours, from Wellesley College.

TransCanada Board/Committees	2011 meeting attendance	
Board of Directors	1/1	(100%)
Health, Safety & Environment Committee	–	
Human Resources Committee	–	

Other public company boards	Stock exchange	Board committees
Anadarko Petroleum Corporation	NYSE	Audit Nominating and Corporate Governance
Delta Air Lines, Inc.	NYSE	Audit Corporate Governance
BAE Systems plc	London Stock Exchange (LSE) American Depositary Receipt (ADR), (NYSE)	Audit

TransCanada securities held	2012	2011	Meets share ownership requirements
Common shares	2,500	2,500	no – has until November 30, 2016
DSUs	334	330	to meet the requirements



W. Thomas Stephens

AGE 69, GREENWOOD VILLAGE, COLORADO, U.S.A. | **DIRECTOR SINCE 2007 AND FROM 2000 TO 2005**

Independent	
Skills and experience	• Building & Commercial Products • Forestry • Engineering • Operations & HSE • Organization & Leadership
At-risk investment	$683,300

Mr. Stephens is a corporate director. He was the Chairman and Chief Executive Officer of Boise Cascade, LLC (paper, forest products and timberland assets) from November 2004 to November 2008 and served as a Director of Boise Inc. from 2008 to April 2010. He served as President and Chief Executive Officer of MacMillan Bloedel Limited (forest products) from October 1997 to October 1999 and the Chairman and Chief Executive Officer of Johns Manville Corporation (building products) from 1986 to 1996. He has worked in the forestry and building materials industry since 1956.

Mr. Stephens has a Masters of Science in Industrial Engineering from the University of Arkansas.

TransCanada Board/Committees	2011 meeting attendance		
Board of Directors	7/7	(100%)	
Health, Safety and Environment Committee	3/3	(100%)	
Human Resources Committee (Chair)	5/5	(100%)	
Other public company boards	**Stock exchange**		**Board committees**
Putnam Mutual Funds (Trustee)	–		Contract
TransCanada securities held	**2012**	**2011**	**Meets share ownership requirements**
Common shares	1,800	1,800	yes
DSUs	14,673	11,576	



D. Michael G. Stewart

AGE 60, CALGARY, AB, CANADA | DIRECTOR SINCE 2006

Independent	
Skills and experience	• Geology · • Operations & HSE • Oil & Gas/Utilities · • Organization & Leadership
At-risk investment	$1,246,474

Mr. Stewart is a corporate director. He was a director of Orleans Energy Ltd. (oil and gas) from October 2008 to December 2010, a director of Pengrowth Corporation (administrator of Pengrowth Energy Trust) from October 2006 to December 2010, a director of Canadian Energy Services Inc. (general partner of Canadian Energy Services L.P.) from January 2006 to December 2009, Chairman and trustee of Esprit Energy Trust (oil and gas) from August 2004 to October 2006, and a director of Creststreet Power & Income General Partner Limited (general partner of Creststreet Power & Income Fund L.P.) (wind power) from December 2003 to February 2006. Mr. Stewart held a number of senior executive positions with Westcoast Energy Inc. (energy infrastructure, services and utilities) from September 1993 to March 2002, including Executive Vice-President, Business Development. He has been active in the Canadian energy industry for over 38 years. He is a member of the Institute of Corporate Directors and the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

Mr. Stewart holds a Bachelor of Science (Geological Sciences) with First Class Honours from Queen's University.

TransCanada Board/Committees	2011 meeting attendance	
Board of Directors	7/7	(100%)
Audit Committee	7/7	(100%)
Governance Committee	2/2	(100%)
Health, Safety and Environment Committee	1/1	(100%)

Other public company boards	Stock exchange	Board committees
C&C Energia Ltd.	TSX	Audit (Chair) Compensation Corporate Governance (Chair)
Canadian Energy Services & Technology Corp.	TSX	Audit (Chair)
Pengrowth Energy Corporation	TSX, NYSE	Compensation (Chair) Health, Safety and Environment Operations Reserves

TransCanada securities held	2012	2011	Meets share ownership requirements
Common shares	13,801	13,247	yes
DSUs	16,249	13,612	



Richard (Rick) E. Waugh

AGE 64, TORONTO, ON, CANADA | DIRECTOR SINCE 2012

Independent		
Skills and experience	• Banking • International Markets	• Organization & Leadership
At-risk investment	$803,468	

Mr. Waugh has been the President and Chief Executive Officer and a director of The Bank of Nova Scotia (Scotiabank) since March 25, 2003. He worked in increasingly senior roles at Scotiabank since he began his career as a branch employee in 1970 and in 1985 he moved to New York as Scotiabank's most senior executive in the U.S. Subsequently, he was Vice-Chairman, Corporate Banking from 1995 to 1998 and Vice-Chairman, International Banking and Wealth Management from 1998 to 2003.

Mr. Waugh is a member of the Canadian Council of Chief Executives. He serves on the Board of Directors of the International Monetary Conference (IMC) and is currently the President. He is also the Vice-Chair of the Board of the Institute of International Finance (IIF). Mr. Waugh is a member of the Council of the Americas and is on the Chairman's International Advisory Council for the Americas Society.

He serves on the Board of Directors for Catalyst Inc., and is Chair of the Catalyst Canada Advisory Board. In addition, he serves on the Advisory Council of the Schulich School of Business at York University, the Guanghua School of Management at Peking University and the Canadian Museum of Human Rights. Mr. Waugh has long been active in several philanthropic organizations, including the United Way of Greater Toronto, where he was Campaign Chair in 2006. He is also a member of the board of the MS Society of Canada's Multiple Sclerosis Scientific Research Foundation. Mr. Waugh is a director of St. Michael's Hospital and was Co-Chair of the hospital's campaign to build the Li Ka Shing Knowledge Institute.

Mr. Waugh holds a Bachelor of Commerce (Honours) degree from the University of Manitoba and a Master of Business Administration from York University. He is a Fellow of the Institute of Canadian Bankers and has been awarded Honorary Doctor of Laws degrees from York University and Assumption University.

TransCanada Board/Committees	2011 meeting attendance		
Board of Directors Governance Committee	– –		
Other public company boards	**Stock exchange**		**Board committees**
The Bank of Nova Scotia	TSX, NYSE		Executive and Risk
TransCanada securities held	**2012**	**2011**	**Meets share ownership requirements**
Common shares Deferred share units (DSUs)	19,370 –	– –	yes

SERVING TOGETHER ON OTHER BOARDS

Some of the nominated directors serve together on other boards. Mr. Stephens and Dr. Joskow serve together on the board of trustees of Putnam Mutual Funds. Mr. O'Brien will retire from the Board on April 27, 2012, and he and Ms. Gauthier serve together on the board of Royal Bank of Canada and its Corporate Governance and Public Policy Committee.

The Board believes that these common memberships do not affect the ability of those directors to exercise independent judgment as members of TransCanada's Board.

MEETING ATTENDANCE

We expect the directors to demonstrate a strong commitment to their roles and responsibilities while serving on our Board. The table below shows the directors' 2011 attendance record.

The Board also held two strategic sessions and a two-day strategic planning meeting in 2011, and all directors attended these sessions.

| | Board of Directors | | Board committees | | | | | | | | Overall attendance |
| | | | Audit | | Governance | | Health, Safety and Environment | | Human Resources | | |
	#	%	#	%	#	%	#	%	#	%	%
Kevin E. Benson	7/7	100	7/7	100	3/3	100	–	–	–	–	100
Derek H. Burney	7/7	100	7/7	100	3/3	100	–	–	–	–	100
Wendy K. Dobson	7/7	100	–	–	–	–	3/3	100	5/5	100	100
E. Linn Draper	7/7	100	7/7	100	–	–	3/3	100	–	–	100
Paule Gauthier	7/7	100	–	–	–	–	3/3	100	5/5	100	100
Russell K. Girling	7/7	100	–	–	3/3	100	–	–	5/5	100	100
Kerry Hawkins (retired April 29, 2011)	2/2	100	–	–	–	–	2/2	100	2/2	100	100
S. Barry Jackson	6/7	86	–	–	3/3	100	–	–	5/5	100	93
Paul L. Joskow	7/7	100	7/7	100	3/3	100	–	–	–	–	100
John A. MacNaughton	7/7	100	7/7	100	3/3	100	–	–	–	–	100
David P. O'Brien	7/7	100	–	–	3/3	100	–	–	5/5	100	100
Paula Rosput Reynolds (joined November 30, 2011)	1/1	100	–	–	–	–	–	–	–	–	100
W. Thomas Stephens	7/7	100	–	–	–	–	3/3	100	5/5	100	100
D. Michael G. Stewart	7/7	100	7/7	100	2/2	100	1/1	100	–	–	100
Richard E. Waugh (joined February 1, 2012)	–	–	–	–	–	–	–	–	–	–	–

Notes

• Ms. Dobson and Mr. O'Brien will retire from the Board on April 27, 2012.

• Mr. Girling is not a member of any Board committees, but is invited to attend committee meetings as required.

• Mr. Stewart stepped down from the Governance Committee and became a member of the Health, Safety and Environment Committee on April 29, 2011.

Governance

We believe that strong governance improves corporate performance and benefits all stakeholders.

This section discusses our approach to governance and describes our Board of Directors and how it works.

About our governance practices

Our Board and management are committed to the highest standards of ethical conduct and corporate governance.

TransCanada is a public company listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE), and we recognize and respect rules and regulations in both Canada and the U.S.

Our corporate governance practices comply with the Canadian governance guidelines, which include the governance rules of the Canadian Securities Administrators (CSA):
* National Instrument 52-110, *Audit Committees* (Canadian audit committee rules)
* National Policy 58-201, *Corporate Governance Guidelines*, and
* National Instrument 58-101, *Disclosure of Corporate Governance Practices* (NI 58-101).

We also comply with the governance listing standards of the NYSE and the governance rules of the U.S. Securities and Exchange Commission (SEC) that apply to foreign private issuers.

Our governance practices comply with the NYSE standards for U.S. companies in all significant respects, except as summarized on our website (www.transcanada.com). As a non-U.S. company, we are not required to comply with most of the governance listing standards of the NYSE. As a foreign private issuer, however we must disclose how our governance practices differ from those followed by U.S. companies that are subject to the NYSE standards.

We benchmark our policies and procedures against major North American companies to assess our standards and we adopt best practices as appropriate. Some of our best practices are derived from the NYSE rules and comply with applicable rules adopted by the SEC to meet the requirements of the *Sarbanes-Oxley Act of 2002* (Sarbanes-Oxley) and the *Dodd-Frank Wall Street Reform and Consumer Protection Act*.

BOARD CHARACTERISTICS

The characteristics of our Board and its members exemplify strong principles of corporate governance:

- an independent, non-executive Chair
- an effective number of directors and all but one are independent
- knowledgeable and experienced directors who ensure that we promote ethical behaviour throughout TransCanada
- qualified directors who can make a meaningful contribution to the Board and the development of our business
- significant share ownership requirements to align the directors' interests with those of our shareholders, and
- annual assessments of Board, committee and director effectiveness.

Size and composition

TransCanada's articles state that the Board must have 10 to 20 directors.

We believe our Board must consist of qualified and knowledgeable directors. This includes directors with direct experience in the oil and gas, pipelines and power sectors.

Independence

An independent board is a fundamental principle of governance. We believe that the majority of our directors must be *independent* within the meaning of 'independence' in NI 58-101, and consistent with the independence criteria of the regulations of the SEC and rules of the NYSE.

The Governance Committee and the Board review the independence of every board member and nominated director against these criteria once a year. It also reviews family relationships and possible associations with companies that have relationships with TransCanada when it reviews director independence.

The Board has determined that all of the nominated directors are independent, except for Mr. Girling because of his role as President and CEO. None of the directors have a direct or indirect material relationship with TransCanada that could reasonably be expected to interfere with the exercise of their independent judgment.

Independent Chair

The Chair is appointed by the Board, and serves in a non-executive capacity. We have had separate Chair and CEO positions since our incorporation in 2003 and at our predecessor company since 1994. Mr. Jackson has served as the independent non-executive Chair since April 30, 2005.

In 2011, the independent directors met separately before and after every regularly scheduled Board meeting. All of the directors are available to meet with management as required.

Independent advice

The Board and each of its four standing committees can retain independent advisors to assist it in carrying out its duties and responsibilities.

Serving on other boards

As of 2012, our directors are limited to serving on a total of six public company boards to ensure we do not have overboarding or interlocking relationships that would conflict with a director's independence or interfere with fulfilling duties and responsibilities for our Board. We discuss the time commitment and duties and responsibilities with every candidate so they have a full understanding of the role and our expectations of directors. The Governance Committee monitors director relationships to ensure their business associations do not hinder their role as a director of TransCanada or Board performance overall.

The Board believes that it is important for it to be composed of qualified and knowledgeable directors. As a result, due to the specialized nature of the industry, some of the nominated directors are associated with or sit on the boards of companies that ship natural gas or crude oil through our pipeline systems. Since we are a regulated carrier in Canada and the U.S., we cannot deny transportation service to a creditworthy shipper. The Governance Committee monitors relationships among directors to ensure that business associations do not affect the Board's performance.

If a director declares that they have an interest in a material contract or transaction that is being considered by the Board, the director leaves the meeting when the matter is being discussed and voted on.

See the director profiles starting on page 10 for the other public company boards each nominated director serves on.

GOVERNANCE PHILOSOPHY

TransCanada believes that effective corporate governance improves corporate performance and benefits all shareholders. We believe that honesty and integrity are vital to ensuring good corporate governance.

The Board has formally adopted the corporate governance guidelines recommended by the Governance Committee. These guidelines address the structure and composition of the Board and its committees, and clarify the responsibilities of the Board and management.

Ethical business conduct

Our codes of business ethics incorporate principles of good conduct and ethical and responsible behaviour to guide our decisions and actions and the way we conduct business.

We have a code for employees (including our CEO, Chief Financial Officer (CFO) and Controller) and a separate one for directors. The codes apply to both TransCanada and TCPL and are certified every year by all employees and directors.

Employees are required to report any unusual behaviour or suspected violations of the code immediately. They can report a concern to their supervisor, Compliance, Internal Audit, their Compliance Coordinator, the next level of management, or to our Ethics Help-Line. The Help-Line allows employees, contractors, consultants and the public to report a concern about any perceived accounting irregularities, legal or ethical violations or other suspected breaches of the code of business ethics, confidentially and anonymously. We publish the telephone number on our website and our employee intranet and in our Annual Report.

Internal Audit handles most investigations, including any concerns about directors and senior management. Human Resources professionals handle any concerns relating to human resources such as harassment.

Our policy strictly prohibits reprisals or retaliation against anyone who files an ethics concern or complaint in good faith. The Audit Committee monitors compliance with the codes and reports any violations to the Board.

The Audit Committee has procedures for receiving complaints, reviewing them, determining a course of action and retaining the information on file. It also oversees the operation of the Ethics Help-Line as part of its responsibilities.

Any waiver of the codes by our executives or directors must be approved by the Board, or the appropriate Board committee, and disclosed. There were no material departures from the codes in 2011.

The codes are posted on our website (www.transcanada.com).

Conflicts of interest

The codes of business ethics cover many potential conflicts of interest. In 2011, the Board looked specifically at corporate conflicts that could arise as a result of serving on non-profit organizations and the operations of our affiliates.

Serving on other boards

The Board considered whether directors serving on the boards of non-profit organizations pose any potential conflict. The Board reviewed these relationships and determined that they do not interfere with a director's ability to act in our best interests.

Affiliates

The Board closely oversees relationships between TransCanada and any affiliates to avoid any potential conflicts of interest. This includes our relationship with TC PipeLines, LP, a master limited partnership listed on the NYSE.

The employee code of business ethics was amended in 2011 to require employees to receive consent before accepting a directorship with an entity that is not an affiliate. The CEO and executive vice-presidents (our executive leadership team) must receive the consent of the Governance Committee. All other employees must receive the consent of their immediate supervisor.

Majority voting

We have a majority voting policy for electing a new board when the number of nominated directors is the same as the number of director positions available. If a nominated director receives "withheld" proxy votes before the meeting that total more than 5% of the total votes cast by proxy, we will hold a vote by ballot for all directors. If a director receives more "withheld" than "for" votes cast by ballot, the director must tender his or her resignation to the Board. We expect the Board to accept the resignation within 90 days, unless there are extenuating circumstances.

This policy does not apply if there is a proxy contest over the election of directors.

The Board may fill the vacancy, as described in our by-laws and according to the terms of the *Canada Business Corporations Act.*

Share ownership

We have share ownership requirements for our directors and executives to align their interests with those of our shareholders. Ownership levels are significant, and both directors and executives must meet the requirements within five years of assuming the position.

See pages 50 and 65 for more information.

ROLE AND RESPONSIBILITIES OF THE BOARD

The primary responsibilities of the Board are to foster TransCanada's long-term success and oversee our business affairs and management, and act honestly and in good faith and in the best interests of the company.

The Board's main objective is to promote TransCanada's best interests in order to maximize long-term shareholder value and enhance stakeholder returns.

The Board retains key duties and responsibilities and attends to them, delegates some duties to its four standing committees and discharges others to management for managing the day-to-day affairs of the business.

Charters and position descriptions

The Board and each Board committee have adopted a charter that outlines its principal responsibilities.

They review the charters every year to ensure they reflect current developments in corporate governance and corporate practices, and approve any necessary changes.

The Board has also developed position descriptions for the Chair of the Board, each committee Chair and the CEO.

The Board Charter describes the:
• composition and organization of the Board
• duties and responsibilities for managing our affairs, and
• oversight responsibilities for:
  • management and human resources
  • strategy and planning
  • financial and corporate issues
  • business and risk management, including compensation risk
  • policies and procedures
  • compliance reporting and corporate communications, and
  • general legal obligations, including its ability to use independent advisors as necessary.

See Appendix A for a copy of the Board charter. The Board charter, committee charters and position descriptions for the Chair of the Board, each committee Chair and the CEO are posted on our website (www.transcanada.com).

Strategic planning

We have a multi-year strategic plan that balances risk and reward.

The Board provides oversight and direction in the strategic planning process to ensure management develops corporate strategies that support our vision to be the leading energy infrastructure company in North America. We set annual corporate objectives to support our core strategies for achieving growth and creating value for shareholders. These are established with the Board, and the Board approves our corporate objectives every year.

The Board monitors management's progress toward achieving the strategic plan, and discusses a broad range of issues related to our strategy and business interests at each regularly scheduled meeting. Management also reports regularly on our operational and financial performance.

The Board generally holds a full day session on strategic planning every year and sessions on strategic issues throughout the year. See *Meeting attendance* on page 22 for more information about the meetings held in 2011.

Risk oversight

The Governance Committee oversees our risk management activities as part of its duties. It monitors the identified business risks using a risk matrix which categorizes the risks and shows the Board committee and executives responsible for specific oversight of each risk. The committee reviews the risk matrix with management at each committee meeting to ensure there is proper Board and committee oversight according to the terms of their charters, and that we have management programs in place to mitigate those risks. It also recommends any enhancements to our risk management program and policies to the Board.

We manage risk by identifying the key business risks and categorizing them under six main areas:
• corporate strategy
• business strategy and execution
• business opportunity
• commercial operations
• physical operations, and
• general corporate risk (including compensation risk).

All of our executives are involved in the process and are accountable for developing plans and actions to the risks from occurring and to minimize any associated costs.

The Audit Committee, Human Resources Committee and the Health, Safety and Environment Committee provide oversight on financial, human resources and compensation, and operational safety and environmental risks.

The Audit Committee oversees management's role in monitoring compliance with risk management policies and procedures and reviewing the adequacy of our financial risk management. Our financial risk management strategies, policies and limits are designed to ensure TransCanada's risks and related exposures are in line with our business objectives and risk tolerance. Risks are managed within limits that are ultimately established by the Board, implemented by senior management and monitored by risk management and internal audit personnel.

The Health, Safety and Environment Committee monitors compliance with our health, safety and environment corporate policy through regular reporting from management. We have an integrated health, safety and environment management system that establishes a framework for managing health, safety and environment issues and is used to capture, organize and document our related policies, programs and procedures.

Our management system for health, safety and environment is modeled after international standards for environmental management systems, conforms to external industry consensus standards and voluntary regulatory programs, and complies with applicable legislative requirements and various other internal management systems. It follows a continuous improvement cycle organized into four key areas:

- *Planning:* risk and regulatory assessment, objectives and targets, and structure and responsibility
- *Implementing:* development and implementation of programs, procedures and practices aimed at operational risk management
- *Reporting:* document and records management, communication and reporting, and
- *Action:* ongoing audit and review of health, safety and environment performance.

The committee reviews health, safety and environment performance quarterly compared to targets, incidents and highlights, and reviews program plans and performance targets for subsequent years. It receives detailed reports on our operational risk management, including governance of these risks, operational performance and preventive maintenance, pipeline integrity, operational risk issues and applicable legislative developments. The committee also receives updates on any specific areas of operational risk management review currently being conducted by management.

See *Compensation governance* starting on page 43 for more information about how we manage our compensation risk.

Succession planning for management

The Human Resources Committee oversees succession planning for management, and is directly responsible for developing the CEO succession plan and presenting it to the Board for discussion. Succession planning for the CEO position occurs over several years so potential candidates can grow into the role. This includes ongoing analysis of each potential candidate's performance, skills and experience, and an assessment of the personal attributes and characteristics that the committee and the Board believe are necessary for the role.

The CEO prepares an overview of the executive vice-president roles, noting the required skills and expertise for each position and the individual's areas of strength. He also prepares development plans for each of the executives to ensure his or her ongoing performance is satisfactory, and presents them to the committee.

The committee identifies potential future candidates for the executive vice-president positions, with input from the CEO and Human Resources. Each candidate is assessed based on his or her skills and experience and the competencies that are required for promotion to the senior executive level. Development opportunities are also identified so each candidate can receive additional or varied management experience, training, development and educational opportunities.

The committee reviews each position and the performance assessment and competencies of potential successors at least once a year.

Access to management

The Board has complete access to management, but gives reasonable advance notice to avoid disrupting the business and operations.

The Board encourages the executive leadership team to include key managers in Board meetings so they can share their expertise on specific matters. This gives the Board an opportunity to meet individuals who have the potential to assume more senior positions in the future, and for these individuals to gain exposure with the Board.

ORIENTATION AND EDUCATION

New directors participate in an orientation program that includes sessions on corporate strategy, our main business issues, and historical and financial information about TransCanada. They also have an opportunity to visit our facilities and project sites and meet with the executive leadership team and other directors.

We tailor the sessions for each director based on his or her needs and specific areas of interest. New directors also meet with the Vice-President, Corporate Development and Strategy for an overview of the different areas of our business and operations and a discussion of key areas of interest. Briefing sessions are also held for new committee members, as appropriate.

Directors receive a reference manual with:
- details about their duties and obligations as a member of the Board
- information about our business and operations
- copies of the Board and committee charters
- copies of past public filings, and
- documents from recent Board meetings.

The Governance Committee reviews the orientation program and manual every year, to ensure it continues to meet our needs and those of new directors.

Continuing education helps strengthen a director's knowledge and understanding of the business, industry, governance and other issues. Senior management and external experts make presentations to the Board and committees from time to time on various topics related to the business, including changes to legal, regulatory and industry requirements. Directors also have an opportunity to tour our operating facilities and project sites twice a year.

Our 2011 program included:
- a tour of our hydropower facility in Vernon, Vermont
- a site visit to our gas storage assets in Michigan, including the Cold Springs 1 well field control room and liquid stabilization facility and the Blue Lake compressor station, and
- three sessions on strategic issues.

The Governance Committee develops the program every year based on current and emerging issues, our corporate objectives and input from other members of the Board.

We also suggest seminars and education programs that may be relevant, and pay the registration fee and travel expenses as appropriate.

The table below lists the details of our 2011 director education program:

2011	Topic	Presented/hosted by	Attended by
February 14	Strategic Issues Session – Operational Risk Review: Keystone Update	Executive Vice-President, Operations and Major Projects Vice-President, Keystone Pipeline	All directors
June 13-14	Strategic Planning Session – Strategy to Maximize Shareholder Returns, Energy Infrastructure Strategic Outlook (Canada, US), Power Business Strategic Outlook	Vice-President, Corporate Development and Strategy	All directors
September 12	Strategic Issues Session – U.S. GAAP	Chief Financial Officer KPMG	All directors, except Mr. Jackson and Mr. O'Brien
September 13	Site visit to Hydropower facility in Vernon, Vermont	Executive Vice-President, Operations and Major Projects	All directors, except Mr. Burney and Mr. O'Brien
October 4-6	Site visit to ANR Natural Gas Storage Facilities in Michigan	Executive Vice-President, Operations and Major Projects Vice-President, Community, Safety and Environment	Health, Safety and Environment Committee
October 4-6	Annual Meeting of TransCanada's Joint Health, Safety and Environment Committee (JHSEC)	Executive Vice-President, Operations and Major Projects Vice-President, Community, Safety and Environment JHSEC employee representatives from Canada and the U.S.	Health, Safety and Environment Committee
November 30	Strategic Issues Session – Keystone XL Pipeline	Executive Vice-President, Operations and Major Projects Vice-President, Keystone Pipeline	All directors

ENSURING EFFECTIVENESS

The Governance Committee assesses the performance of the Board, Board committees and individual directors every year and reports the results to the Board. The Chair of the Board conducts one-on-one interviews with each director, and each committee also conducts a self-assessment led by its committee Chair.

Assessments focus on the effectiveness of the Board and each committee and solicit director input about areas of potential improvement. Interviews include questions about personal and individual peer performance. The Chair of the Board summarizes the interview responses and reports them to the Governance Committee and the Board.

The Chair of the Governance Committee interviews each director about the performance of the Chair of the Board, and presents the results to the Board for discussion.

The Chair of the Board also conducts interviews with each member of the executive leadership team every year and reports the results to the Board.

The Governance Committee believes the interview process is the most effective way for directors to give feedback that can be reviewed by the entire Board. The committee also monitors developments in board governance and evolving best practices in corporate governance.

Financial literacy

The Board has determined that all members of the Audit Committee are *financially literate*, which means each member can read and understand a set of financial statements that are similar to ours in terms of breadth and complexity of accounting issues. You can find more information about their education and financial experience in the director profiles starting on page 10 and the Audit Committee report on page 39.

BOARD RENEWAL

The Governance Committee regularly assesses the skill set of each director, and reviews them against the director retirement schedule, their ages and the composition of each Board committee.

The Board is responsible for identifying suitable director candidates, while the Governance Committee is responsible for assessing the individuals and proposing the strongest candidates for nomination to the Board.

The Governance Committee looks for a mix of skills and experience required for overseeing our affairs. Candidates are nominated as directors based on their background and ability to contribute to the Board and committee meetings.

The committee ensures that the Board includes members with expertise in 10 key areas:

- Accounting & Finance
- Energy/Utilities
- Engineering
- Governance
- Government (regulatory)
- Health, Safety & Environment
- International
- Law
- Management/Leadership, and
- Operations.

Candidates who are being nominated for the first time must have experience in industries similar to ours, or experience in general business management or with corporations that are similar in size and scope. Candidates must also be willing to serve on the Board, able to devote the necessary time to fulfill their duties and responsibilities and be under 70 years old.

The committee recommends potential candidates based on their qualifications and independence and how these qualities balance with the skill set of the current Board, the structure and composition of the committees and the director retirement schedule. This assessment helps the Board determine the best mix of skills and experience to guide our long-term strategy and ongoing business operations.

Director tenure

The Governance Committee reviews events or matters that may trigger the resignation or retirement of a director such as age, changes in principal occupation or other relevant circumstances.

Once a director turns 70 and has served at least seven consecutive years, he or she must retire either on or before the date of the next annual meeting to elect directors. If a director has turned 70 before serving the full, seven consecutive years, the Board may recommend that a director stand for re-election each year until he or she has served a full seven-year term. The Board may, in exceptional circumstances and depending on its needs, recommend that a director stand for re-election after a director has turned 70 or served the full, seven consecutive years because of the specific skills and experience he or she brings to the Board.

The graphs below show the composition of our Board by years of service as of the date of this circular and after the annual meeting, assuming all of the nominated directors are elected:

Current composition

0-5 years (43%)   6-10 years (43%)



16-20 years (7%)   11-15 years (7%)

Post-meeting composition

0-5 years (50%)   6-10 years (50%)



The table below lists the likely retirement dates of the current non-executive directors, the Board committees they serve on, their education and their particular areas of expertise. The Governance Committee considers these factors and others when discussing Board renewal. Ms. Dobson and Mr. O'Brien will retire on April 27, 2012 prior to the annual meeting.

Retirement year	Director	Board committees	Education	Skills and experience
2012	Wendy K. Dobson	Human Resources Health, Safety & Environment	Ph.D. Economics Masters in Public Administration S.M. Hyg., BSN	Accounting & Finance (Audit) Economics Governance Government International
	David P. O'Brien	Governance Human Resources	LL.B. B.A. Economics	Governance Law Oil & Gas/Utilities Operations & HSE Organization & Leadership Transportation
2013	Derek H. Burney	Audit Governance	M.A. Political Science B.A. Political Science	Civil Aviation and Defence Government (Regulatory & Law) Power/Utilities Telecommunications
	E. Linn Draper	Audit Health, Safety & Environment (Chair)	Ph.D. Nuclear Science B.Sc. Chemical Engineering	Engineering Operations & HSE Organization & Leadership Power/Utilities
	W. Thomas Stephens	Human Resources (Chair) Health, Safety & Environment	M.Sc. Industrial Engineering	Building & Commercial Products Engineering Forestry Operations & HSE Organization & Leadership
2014	Paule Gauthier	Health, Safety & Environment Human Resources	LL.M. LL.B. B.A.	Law Governance Government (Regulatory)
2015	John A. MacNaughton	Governance (Chair) Audit	B.A. Economics	Accounting & Finance Investment Banking/Management Organization & Leadership
2017	Kevin E. Benson	Audit (Chair) Governance	B.A. Accounting	Accounting & Finance Economics Organization & Leadership Transportation
2018	Paul L. Joskow	Audit Governance	Ph.D. Economics M.A. Economics B.A. Economics	Accounting & Finance Economics Governance (Law) Government (Regulatory) Power/Utilities
	Richard E. Waugh	Governance	MBA B.Comm.	Banking International Markets Organization & Leadership
2022	D. Michael G. Stewart	Audit Health, Safety & Environment	B.Sc. Geological Sciences	Geology Oil & Gas/Utilities Operations & HSE Organization & Leadership
2023	S. Barry Jackson	Board Chair Governance Human Resources	B.Sc. Engineering	Engineering Oil & Gas/Utilities Operations & HSE Organization & Leadership
2027	Paula Rosput Reynolds	Health, Safety & Environment Human Resources	B.A. Economics	Economics Insurance Organization & Leadership Power/Utilities Risk Management

COMMUNICATING WITH THE BOARD

Shareholder engagement allows us to hear first hand from shareholders and other important stakeholders.

Shareholders, employees and others can communicate directly with the Board by writing to:
Chair of the Board of Directors
TransCanada Corporation
450 First Street S.W.
Calgary, Alberta T2P 5H1

SHAREHOLDER PROPOSALS

According to Canadian law, shareholder proposals can only be considered for the annual meeting of common shareholders if they are submitted by a specific date. We did not receive any shareholder proposals for the 2012 annual meeting.

To be considered for the management information circular for our 2013 annual meeting of common shareholders, our Corporate Secretary must receive the shareholder proposal **before 5 p.m. Mountain Time on November 15, 2012.**

BOARD COMMITTEES

The Board has four standing committees:
- Audit Committee
- Governance Committee
- Health, Safety and Environment Committee
- Human Resources Committee

Each Board committee must consist entirely of independent directors, except for the Health, Safety and Environment Committee, which must have a majority of independent directors. Each committee has the authority to retain advisors to help it carry out its responsibilities. The Board does not have an executive committee.

Each committee reviews its charter at least once a year, and recommends any changes to the Governance Committee and the Board. You can find the committee charters on our website (www.transcanada.com). Each committee also conducts a performance self-assessment every year (see page 35 for details).

The Audit and the Human Resources Committees hold simultaneous meetings as do the Governance and Health, Safety and Environment Committees to ensure each committee has sufficient time to focus on its responsibilities. As a result, Mr. Jackson, the independent non-executive Chair of the Board, is a voting member of the Governance Committee and the Human Resources Committee, and is not a member of the Audit Committee or the Health, Safety and Environment Committee.

The committees will be reconstituted after the annual meeting to take into account the retirement of Ms. Dobson and Mr. O'Brien, and the new board members, Ms. Reynolds and Mr. Waugh.

All meetings have scheduled periods when members can discuss the committee operations and responsibilities without management present.

Audit Committee

Members	Kevin E. Benson (Chair) Derek H. Burney E. Linn Draper Paul L. Joskow John A. MacNaughton D. Michael G. Stewart
Meetings in 2011	5 regularly scheduled meetings (February, April, July, October, November) 2 special meetings (June, September)
Independent	6 independent directors, 100% independent and financially literate Mr. Benson, Chair of the Audit Committee, is an "audit committee financial expert" as defined by the SEC in the U.S., and has the accounting or related financial management experience required under the NYSE rules.
Mandate	The Audit Committee is responsible for assisting the Board in overseeing the integrity of our financial statements and our compliance with legal and regulatory requirements. It is also responsible for overseeing and monitoring the internal accounting and reporting process, and the process, performance and independence of our internal and external auditors.

The Audit Committee meets in-camera with the CFO at the beginning of each meeting, and also meets separately with the external and internal auditors and management. Additionally, the committee meets in-camera at the end of each meeting.

2011 highlights

- **Reviewed** our 2011 interim and annual disclosure documents, including the unaudited interim and audited annual consolidated financial statements and related management's discussion and analysis (MD&A), Annual Information Form (AIF) and any financial statements required by regulatory authorities and recommended them to the Board for approval.
- **Reviewed** the appointment of the external auditors and estimated fees and recommended them to the Board for approval.
- **Reviewed** the audit plans of the internal and external auditors and the non-audit services performed by KPMG relating to tax services and our pension plans.
- **Reviewed** our equity and debt securities documents to be filed with Canadian and U.S. securities regulators, as applicable, and recommended them to the Board for approval.

- **Oversaw** our financial reporting risks, including issues relating to materiality, risk assessment and rotation of the audit partner.
- **Received** the external auditors' formal written statement of independence (which sets out all of its relationships with TransCanada) and its recommendations to management about our internal controls and procedures.
- **Recommended** changes to the Canadian Pension Plan Statement of Investment Policies and Procedures as part of its annual review.
- **Reviewed** the major accounting policies and estimates and oversaw the implementation of financial reporting using U.S. generally accepted accounting principles (U.S. GAAP).
- **Monitored** Canadian and U.S. financial reporting and legal and regulatory developments affecting our financial reporting process, controls and disclosure.

The AIF includes more information about the Audit Committee, including the committee charter, oversight responsibilities, each member's education and experience, and policies and procedures for pre-approving services. The 2011 AIF is available on our website (www.transcanada.com) and on SEDAR (www.sedar.com).

Governance Committee

Members	John A. MacNaughton (Chair) Kevin E. Benson Derek H. Burney S. Barry Jackson Paul L. Joskow David P. O'Brien Richard E. Waugh
Meetings in 2011	3 regularly scheduled meetings (February, April, October)
Independent	7 independent directors, 100% independent
Mandate	The Governance Committee is responsible for assisting the Board with maintaining strong governance policies and practices at TransCanada, reviewing the independence and financial literary of directors, managing director compensation and the board assessment process, and overseeing our strategic planning process and risk management activities. It monitors the relationship between management and the Board, directors' share ownership levels, governance developments and emerging best practices. It is also responsible for identifying qualified candidates for the Board to consider as potential directors. It also recommends the meeting schedule for Board and committee meetings, site visits, and oversees matters related to the timing of our annual meeting.

The Governance Committee meets in-camera at the beginning and end of each meeting.

2011 highlights

- **Reviewed** the independence of each director according to our written criteria to give the Board guidance in its annual assessment of independence and the structure and composition of each committee and other directorships.
- **Introduced** an overboarding policy that limits directors to serving on a total of six boards.
- **Oversaw** our strategic planning process, including strategic issues to be considered and planning of our two-day strategic planning meeting in June.
- **Oversaw** our risk management activities, including receiving updates on key business risks and making recommendations to the Board as appropriate.
- **Reviewed** the identified principal risks with management to ensure we have proper Board and committee oversight and management programs in place to mitigate risks and our director share ownership requirements and recommended an increase from five to six times the annual cash retainer.
- **Amended** our corporate governance guidelines to limit the number of executives or senior managers of TransCanada or its subsidiaries who can serve on our Board to a maximum of two and the code of business ethics to require all employees (including the CEO and other members of the executive leadership team) to receive consent before accepting a directorship in an unaffiliated entity.

- **Examined** the suitability of instituting a clawback policy to recoup executive compensation in the event we must restate our financial statements because of material non-compliance with any financial reporting requirements. The committee continues to monitor legal developments in the U.S., emerging best practices in Canada and any legal or tax issues associated with a clawback policy.
- **Reviewed** say on pay updates and voting trends.
- **Monitored** updates to securities regulation (regulation and legal updates affecting our policies, procedures and disclosure practices) and matters relating to the financial markets.
- **Oversaw** the Board's retirement policy, Board renewal and the selection of new director candidates.
- **Reviewed** our trading policy for employees and insiders and approved an amendment to include an anti-hedging policy.
- **Reviewed** the charters and checklists of the other committees and recommended them to the Board for approval.

Health, Safety and Environment Committee

Members	E. Linn Draper (Chair) Wendy K. Dobson Paule Gauthier Paula Rosput Reynolds W. Thomas Stephens D. Michael G. Stewart
Meetings in 2011	3 regularly scheduled meetings (February, April and October)
Independent	6 independent directors, 100% independent
Mandate	The Health, Safety and Environment Committee is responsible for overseeing our health, safety, security and environmental practices and procedures. It monitors our compliance with applicable legislation and meeting industry standards, and oversees our policies and procedures to prevent or mitigate losses and to protect our assets, network and infrastructure from malicious acts, natural disasters or other crisis situations.

The Health, Safety and Environment Committee meets in-camera with the Vice-President, Community, Safety and Environment and separately at the end of each meeting. The committee also meets in-camera at the beginning of each meeting, if determined necessary.

2011 highlights

- **Received** quarterly reports on our health, safety, security, environmental activities and performance, including governance activities, leadership objectives and emergency management and detailed reports and analysis on operational risk management, governance and performance, including regulatory compliance matters and pipeline integrity.
- **Met** separately at each meeting with executives and directors of the business areas responsible for health, safety, security and environmental matters.
- **Toured** the ANR gas storage facilities in Michigan and met with employee representatives of the Canadian and U.S. Joint Health, Safety and Environment Committees (JHSEC).

- **Participated** in the joint annual meeting of the Canadian and U.S. employee JHSEC.
- **Monitored** Canadian and U.S. air emissions and greenhouse gas policies.
- **Oversaw** an update to the alcohol and drug use program for employees and contractors.
- **Received** a positive report for four annual emergency exercises in Canada and the U.S., involving a complete activation of regional emergency medical systems and incident management teams on site and at the corporate office.

Human Resources Committee

Members	W. Thomas Stephens (Chair) Wendy K. Dobson Paule Gauthier S. Barry Jackson David P. O'Brien Paula Rosput Reynolds
Meetings in 2011	3 regularly scheduled meetings (February, October, November) 2 special meetings (January, September)
Independent	6 independent directors, 100% independent
Mandate	The Human Resources Committee is responsible for assisting the Board with developing strong human resources policies and plans and succession planning, overseeing the compensation programs, and assessing the performance of the CEO and other members of the executive leadership team against pre-established objectives and recommending their compensation. It approves all long-term incentive awards, including stock options, and any major changes to the compensation program and benefits plans for employees. It is also responsible for the benefits under our Canadian pension plans and reviewing our share ownership requirements for executives.

The Human Resources Committee meets in-camera at the beginning and end of each meeting.

2011 highlights

- **Approved** changes to our executive compensation program for 2011, including positioning base salary within a range where the guidepost is aligned with reference to the market median, basing the short-term incentive award on a target value that is adjusted based on actual corporate and individual performance, and granting long-term incentive awards based on a target value that is adjusted based on individual performance and future potential.
- **Assessed** the performance of the executive leadership team and recommended the 2011 executive compensation awards to the Board for review and approval.
- **Held** special meetings on executive compensation in January and September.

The committee also undertook a number of other activities during the year, and these go into effect beginning in 2012:

- **Reviewed** the long-term incentive mix for our executive leadership team and approved an adjustment to the weighting so that 50% of the value is allocated each to executive share units (ESUs) and stock options.
- **Reviewed** the methodology for determining the fair value of stock options and confirmed its approach of using TransCanada's accounting value as determined under the Binomial valuation model.
- **Adopted** relative total shareholder return as the single performance measure under the ESU plan, and adjusted the vesting terms by introducing a minimum payout of 50% of target while keeping the maximum payout at 150%.
- **Reviewed and approved** amendments to the retirement provisions for ESUs and stock options.
- **Reviewed and approved** the reappointment of Towers Watson as the committee's external compensation consultant beginning in 2012.

Compensation

We are committed to high standards of corporate governance, including compensation governance.

This section tells you how we make executive compensation decisions at TransCanada, and explains our decisions for 2011.

Compensation governance

The Board, the Human Resources Committee and the Governance Committee are responsible for the integrity of our compensation governance practices.

Human Resources Committee
- W. Thomas Stephens (Chair)
- Wendy K. Dobson (retires April 27, 2012)
- Paule Gauthier
- S. Barry Jackson
- David P. O'Brien (retires April 27, 2012)
- Paula Rosput Reynolds

Governance Committee
- John A. MacNaughton (Chair)
- Kevin E. Benson
- Derek H. Burney
- S. Barry Jackson
- Paul L. Joskow
- David P. O'Brien (retires April 27, 2012)
- Richard E. Waugh

The Board approves all matters related to executive and director compensation. The committees are responsible for the review and analysis of compensation matters and for making any recommendations. Both committees are 100% independent.

EXPERTISE

Human resources and executive compensation

The Human Resources Committee is responsible for executive compensation. It consists of six independent directors who have an appropriate mix of skills and experience in management, business, industry, human resources and public accountability for carrying out their responsibilities.

All of the members (including the committee Chair) have experience as members of human resources or compensation committees of other public companies. Mr. Stephens, the committee Chair, has served as Chair of the compensation committee of two other public companies in addition to TransCanada. Mr. Jackson has also served as the Chair of the compensation committee for several public companies.

Four members bring additional insight to the role and performance of the Chief Executive Officer because of their own experience in that role at various companies in the oil and gas, forest and paper products and insurance industries.

As a former chief executive officer of four public companies, Mr. Stephens has experience working with boards and compensation consultants to design appropriate compensation programs. Mr. O'Brien has also directly handled compensation matters as a former chief executive officer of two public companies. Ms. Reynolds was the chief executive officer of two U.S. public companies and was responsible for overseeing compensation plans and their implementation, and has direct experience in designing detailed performance-based goals for executives. As a former chief executive officer of a public oil and gas company, Mr. Jackson has experience in overseeing executive compensation programs and working closely with compensation consultants, and has been involved in all aspects of the design, implementation and administration of compensation programs as a senior executive and director.

Ms. Gauthier has legal expertise and experience in overseeing executive compensation programs as a member of compensation committees of public companies in banking and other industries.

Ms. Dobson was a member of the 1994 TSX Committee on Corporate Governance in Canada (also known as the Dey Commission), which pioneered corporate governance in Canada and produced best practice guidelines including compensation policies and practices.

In addition to the committee's collective experience in compensation matters, all of the members stay actively informed of trends and developments in compensation matters and the applicable legal and regulatory frameworks.

Governance

The Governance Committee is responsible for director compensation and risk oversight. It consists of seven independent directors who have a mix of skills and experience in business, risk, governance, human resources and compensation. Five of the members are currently or have been members of human resources or compensation committees of other public companies. Each of these five members also has experience as chief executive officer of one or more public companies which has provided each of them with experience in oversight of and direct involvement in compensation matters.

You can find specific details about each director's background and experience in the director profiles starting on page 10, and more information about the committees starting on page 38.

COMPENSATION OVERSIGHT

Compensation oversight includes ensuring executives and directors are compensated fairly, without incurring undue risk to TransCanada's business and operations.

The Board reviews our compensation policies and practices every year and considers the related risks, and makes any adjustments it deems necessary to ensure that our compensation policies are not reasonably likely to have a material adverse effect on TransCanada. It carries out this work directly or through the Human Resources Committee and the Governance Committee.

The compensation policies and practices implemented by the Board to effectively identify and mitigate compensation risks and discourage members of the executive leadership team or others from taking inappropriate or excessive risks are highlighted below.

Multi-year strategic plan

We have a multi-year, corporate strategic plan that identifies our core strategies to help us achieve our vision of being the leading energy infrastructure company in North America:
* maximize the full-life value of our infrastructure assets and commercial positions
* commercially develop and physically execute new asset investment programs
* cultivate a focused portfolio of high quality development options, and
* maximize our competitive strengths.

Executive compensation is closely linked to the strategic plan. Our annual corporate objectives support the strategic plan and are used when making compensation decisions. At the end of each year, the Board assesses our performance against the corporate objectives to determine the adjustment factor to be used in calculating short-term incentive awards for the executive leadership team and all other employees. The Board also ensures that the annual individual performance objectives for each member of the executive leadership align with our corporate objectives and reflect performance areas that are specific to each role when it determines his or her total direct compensation.

Compensation philosophy

We have a formal compensation philosophy to guide compensation program design and decisions. Our approach to compensation is structured to meet four key objectives: pay for performance, be market competitive, align executives' interests with those of our shareholders and customers, and engage and retain our executives. In setting target compensation levels, each component – base salary, short-term incentive and long-term incentives – as well as total direct compensation are determined with reference to median levels in our comparator group (see pages 66 through 71 for details).

Our executive compensation is also designed to minimize risk as a significant portion of total direct compensation is delivered as variable or at-risk compensation. See pages 81 through 85 for the pay mix for each named executive.

Executive compensation structured to manage risk

The Human Resources Committee and the Board have structured the executive compensation program to ensure that executives are compensated fairly, and in a way that does not incur undue risk to TransCanada or encourage executives to take inappropriate risks.

- *Structured process:* The committee has implemented a formal decision-making process that involves management, the committee and the Board. The committee uses a two-step review process for all compensation matters, reviewing and discussing items at an initial meeting before approving them at a subsequent meeting.

- *Benchmarking to ensure fairness:* Director and executive compensation are reviewed every year, and benchmarked against comparator groups to assess competitiveness and fairness.

- *Modelling and stress testing:* The committee uses modelling to stress test different compensation scenarios and potential future executive compensation. This includes an analysis that shows the potential effect of different corporate performance scenarios on previously awarded and outstanding compensation to assess whether the results are reasonable. The committee also uses modelling to assess the payments under the terms of the executives' employment agreements for severance and change of control situations.

- *Independent advice:* Management uses an external compensation consultant to conduct a competitive compensation review every year for all executive positions. This provides the committee and the Board with a market reference point when they assess individual performance in the context of overall corporate performance. The committee has also retained its own external consultant to advise it on human resources matters. While this individual is from the same consulting firm as management's consultant, TransCanada and the consulting firm have taken a number of steps to maintain the consultant's independence (see below for details).

- *Emphasis on long-term incentives:* The committee and the Board place a significant emphasis on long-term incentives when determining the total direct compensation for the executive leadership team. Our long-term incentives include ESUs and stock options – both incentive plans encourage value creation over the long term and align executives' interests with those of our shareholders.

- *Pre-established objectives:* The Board approves pre-established individual and corporate performance objectives every year for each member of the executive leadership team. These are used to assess their performance and compensation, and each executive agrees to these objectives as set out in their annual performance agreement and scorecard.

- *Performance-based compensation:* Awards under the ESU plan are paid out based on our performance against objectives set for the three-year vesting period.

- *Fixed limits on variable compensation payments:* Short-term incentive payouts can be adjusted from target up to a maximum factor of 2.5 for individual performance and 1.2 for corporate performance. Long-term incentive awards under the ESU plan are limited to a maximum payout of 1.5 times the final number of units accrued at the end of the vesting period. These limits can only be exceeded if the Board uses its discretion to recognize extraordinary performance.

- *Discretion:* The Board completes a formal assessment, and can then use its discretion to increase or decrease any compensation awards if it deems it appropriate based on market factors or other extenuating circumstances.

Policies and guidelines to manage risk

The Governance Committee, the Human Resources Committee and the Board have instituted several policies to ensure that compensation risk is appropriately managed and that the interests of both directors and executives are aligned with those of our shareholders. These policies are derived from best practices in governance and legal requirements.

- *Share ownership requirements:* We implemented share ownership requirements for both directors and executives in 2003 reflecting the Board's view that directors and executives can best represent the interests of shareholders more effectively if they have a significant investment in TransCanada.

- *Hedging prohibited:* In 2011, the Governance Committee amended our trading policy for employees and insiders to include an anti-hedging policy. It prohibits executives and directors, and any others they designate, from purchasing financial instruments designed to hedge or offset a decrease in the market value of equity securities granted as compensation. This includes prepaid variable forward contracts, equity swaps, collars and units of exchange funds.

- *Reimbursement:* If there is an incidence of misconduct with our financial reporting and we must restate our financial statements because of material non-compliance with a financial reporting requirement, our CEO and CFO are required by law to reimburse TransCanada for incentive-based compensation related to the period the misconduct occurred. They must also reimburse us for any profits they realized from a sale of TransCanada securities during the 12 months following the issue of the misstated financial statements.

- *Say on pay:* We have implemented a non-binding advisory shareholder vote on our approach to executive compensation. We held say on pay votes at our annual shareholder meetings in 2010 and 2011, and both advisory votes were approved by more than 86% of shareholders who voted at the meetings. These results show that shareholders find our approach to executive compensation acceptable.

- *Code of business ethics:* We have codes of business ethics for both directors and employees. These codes incorporate principles of good conduct and ethical and responsible behaviour to guide our decisions and actions and the way we conduct business.

After considering the implications associated with our compensation policies and practices and completing a review of our policies and practices described above, the Board believes that:
- we have the proper practices in place to effectively identify and mitigate potential risk, and
- TransCanada's compensation policies and practices do not encourage any member of our executive leadership team, or any employee to take inappropriate or excessive risks, and are not reasonably likely to have a material adverse effect on our company.

In addition to our compensation policies and practices, our corporate values – Integrity, Collaboration, Responsibility and Innovation – also guide director, officer and employee behaviour, underpin our company culture and define the character of the organization we share and work in every day.

EXTERNAL CONSULTANT

TransCanada first retained Towers Watson in 2002 to provide human resources consulting services to management.

In 2006, the Human Resources Committee retained an individual consultant from Towers Watson as its advisor on human resource matters. This consultant provides independent advice to the committee to support its compensation review and decision-making, but the committee is responsible for making its own decisions and recommendations to the Board. The committee chose this individual because it believed it would receive candid, direct, independent and quality advice, based on her reputation in the marketplace. Given the quality of the executive compensation advisory services provided by the consultant, the committee has chosen to renew the consultant's engagement each year.

TransCanada and Towers Watson have taken several steps to maintain the independence of the external consultant. This includes ensuring that the consultant's pay is not directly affected by any change in services provided to management or the Board committees. The consultant:
- is not the client relationship manager
- is not involved in any client development activities related to increasing consulting services to us
- only provides services to the Human Resources Committee, and
- has limited interactions with management unless they specifically relate to matters for the committee's review or approval.

The Human Resources Committee created a mandate for the consultant that includes:
- advising on compensation levels for the CEO
- assessing the CEO's recommendations on the compensation of the other named executives
- attending all of its committee meetings (unless otherwise requested by the committee Chair)
- providing data, analysis or opinion on compensated-related matters requested by the committee or its Chair, and
- reporting to the committee on all matters related to executive compensation.

The Human Resources Committee reviews the consultant's mandate and the overall relationship with Towers Watson every year, including all projects and the fees charged. The table below shows the fees paid to Towers Watson in 2010 and 2011.

Executive compensation-related fees

Towers Watson	2011	2010
Consultant services to the Human Resources Committee	$164,003	$125,000
Consulting to Human Resources management		
• compensation market data on executives and non-executives	197,000	220,000
• benefit and pension actuarial consulting services for our Canadian and U.S. operations	2,278,358	1,850,000
Consulting to the Governance Committee		
• preparing an annual report on director compensation	32,000	30,000
All other fees	–	–
Total fees	**$2,671,361**	**$2,225,000**

Director compensation discussion and analysis

APPROACH

Our director compensation program reflects our size and complexity, and reinforces the importance we place on shareholder value. Director compensation includes annual retainers and meeting fees that are paid in cash and deferred share units (DSUs) to link a significant portion of their compensation to the value of our common shares. See *Deferred share units*, below for more information about the DSU plan.

Director compensation is not based on corporate performance, but the Board follows a formal performance assessment process to ensure director effectiveness and encourage director engagement.

The Governance Committee reviews director compensation at least once a year, and makes its compensation recommendations to the Board for review and approval. Recommendations take into consideration the time commitment, duties and responsibilities of the directors, and director compensation practices at comparable companies.

Directors of TransCanada also serve as directors of TCPL. Board and committee meetings of TransCanada and TCPL run concurrently, and the director compensation described below is for serving on both Boards. TransCanada does not hold any material assets directly, other than TCPL common shares and receivables from some of our subsidiaries. As a result, TCPL assumes all directors' costs according to a management services agreement between the two companies.

Benchmarking

Director compensation is benchmarked against two comparator groups. Total compensation is determined with reference to median levels in our comparator groups, so we can attract and retain qualified directors.

Towers Watson conducts an independent review of director compensation every year, and prepares a report on compensation paid by our comparator companies. The Governance Committee refers to the report when conducting its compensation review.

WHERE TO FIND IT

> Director compensation
  discussion and analysis 49
  Approach 49
  Components 51

> 2011 details 52
  Director compensation table 52
  At-risk investment 54
  Incentive plan awards 56

2011 comparator groups

Custom comparator group	General industry comparator group
ATCO Ltd.	AbitibiBowater Inc.
Canadian Natural Resources Ltd.	Agrium Inc.
Cenovus Energy Inc.	Canadian National Railway Company
Enbridge Inc.	Canadian Pacific Railway Limited
Encana Corporation	Cenovus Energy Inc.
Fortis Inc.	Enbridge Inc.
Husky Energy Inc.	Encana Corporation
Imperial Oil Ltd.	Maple Leaf Foods Inc.
Nexen Inc.	Metro Inc.
Suncor Energy Inc.	National Bank of Canada
Talisman Energy Inc.	Potash Corporation of Saskatchewan Inc.
TransAlta Corporation	Suncor Energy Inc.
	Talisman Energy Inc.
	TELUS Corporation

The Governance Committee recommended, and the Board unanimously approved, that there be no director compensation increase for 2012.

Aligning the interests of directors and shareholders

The Board believes that directors can represent the interests of shareholders more effectively if they have a significant investment in TransCanada. Directors must now hold at least six times their annual cash retainer ($420,000) in common shares or DSUs within five years of joining the Board. The minimum was increased from five times in October 2011, to reinforce the importance of share ownership and more closely align directors' interests with those of shareholders.

Directors can meet the requirements by purchasing TransCanada shares, participating in our dividend reinvestment plan or by directing all or a portion of their compensation to be paid in DSUs. We recalibrate the ownership values if the cash retainer is increased.

If their holdings fall below the minimum level because of fluctuations in our share price, we expect the director to attain the minimum threshold within a reasonable amount of time set by the Governance Committee.

As President and CEO, Mr. Girling must meet our CEO share ownership requirements under the executive share ownership guidelines. Mr. Girling meets these ownership requirements (see page 65 for details).

As of February 13, 2012, all of our directors had met the share ownership requirements, except for Ms. Reynolds who was appointed to the Board on November 30, 2011 and has five years from her appointment date to meet the requirements.

Deferred share units

DSUs are notional shares that have the same value as TransCanada shares. DSUs earn dividend equivalents as additional units, at the same rate as dividends paid on our shares.

We introduced a DSU plan for directors in 1998 that allows them to choose to receive a portion of their retainers, meeting fees and travel fees in DSUs instead of cash. The plan also allows the Governance Committee to use discretion to grant DSUs to directors as additional compensation (excluding employee directors such as our President and CEO). No discretionary grants of DSUs were made to directors in 2011.

Directors redeem their DSUs when they retire from the Board. Canadian directors can redeem their DSUs for cash or shares at the market price. U.S. resident directors can only redeem their DSUs for cash.

COMPONENTS

Directors receive annual retainers, meeting fees and, in some cases, travel fees. They are also reimbursed for out-of-pocket expenses they incur while attending meetings, and are paid a per diem for Board and committee activities outside of our meeting schedule. Directors who are U.S. residents receive the same amounts in U.S. dollars. Mr. Girling is an employee of TransCanada and is compensated in his role as President and CEO, and does not receive any director compensation.

Both the annual board retainer and the separate retainer for the Chair of the Board are paid in cash and DSUs according to the fee schedule below:

2011 Compensation		
Retainers paid quarterly from the date the director is appointed to the Board and committees		
Board retainer paid to each director except the Chair of the Board	$155,000 per year ($70,000 cash + $85,000 in DSUs)	represented 2,019 DSUs for Canadian directors and 1,959 DSUs for U.S. directors in 2011
Chair of the Board receives a higher retainer because of his level of responsibility	$410,000 per year ($180,000 in cash + $230,000 in DSUs)	represented 5,463 DSUs in 2011
Committee retainer paid to each committee member except the chair of the committee	$5,500 per year	
Committee Chairs receive a higher committee retainer for additional duties and responsibilities	$12,000 per year	
Meeting fees Chair of the Board	$3,000 per Board meeting chaired	
Board and committee meetings	$1,500 per meeting	
Travel fees if round trip travel is more than three hours	$1,500 per round trip	
Other fees reimbursement of out-of-pocket expenses, per diem	$1,500 (per diem for committee activities)	

DSUs are credited quarterly, in arrears, using the closing price of TransCanada shares on the TSX at the end of each quarter.

In 2011, three directors chose to receive 100% of their retainer and meeting and travel fees in DSUs:
• Kevin E. Benson
• E. Linn Draper, and
• S. Barry Jackson.

Director compensation – 2011 details

The table below shows total director compensation paid in 2011.

DIRECTOR COMPENSATION TABLE

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Kevin E. Benson	123,000	85,000	–	–	–	–	208,000
Derek H. Burney	115,500	85,000	–	–	–	–	200,500
Wendy K. Dobson	112,500	85,000	–	–	–	–	197,500
E. Linn Draper	129,000	85,000	–	–	–	–	214,000
Paule Gauthier	117,000	85,000	–	–	–	–	202,000
Kerry Hawkins (retired April 29, 2011)	52,500	42,500	–	–	–	–	95,000
S. Barry Jackson	202,500	230,000	–	–	–	37,240	469,740
Paul L. Joskow	114,000	85,000	–	–	–	–	199,000
John A. MacNaughton	129,000	85,000	–	–	–	–	214,000
David P. O'Brien	106,500	85,000	–	–	–	–	191,500
Paula Rosput Reynolds (joined November 30, 2011)	9,087	6,261	–	–	–	–	15,348
W. Thomas Stephens	129,000	85,000	–	–	–	–	214,000
D. Michael G. Stewart	109,500	85,000	–	–	–	–	194,500
Richard E. Waugh (joined February 1, 2012)	–	–	–	–	–	–	–

Notes

- *Fees earned* includes Board and committee retainers, meeting fees and travel fees paid in cash, including the portion they chose to receive as DSUs.
- *Share-based awards* include the portion of the board retainer ($85,000) and the board chair retainer ($230,000) that we automatically pay in DSUs. There were no additional grants of DSUs in 2011.
- In 2011, Mr. Jackson was reimbursed $31,675 for third-party office and other expenses, and received a reserved parking space valued at $5,545.

The table below is a breakdown of director compensation by component. It includes the total fees paid in cash and the DSUs awarded or credited as at the grant date, unless stated otherwise.

| Name | Retainers | | | Meeting fees | | Travel | Other | | | Totals |
	Board ($)	Committee ($)	Committee Chair ($)	Board meetings ($)	Committee meetings ($)	Travel fee ($)	Strategic planning sessions ($)	Fees paid in cash ($)	DSUs credited ($)	Total cash & DSUs credited ($)
Kevin E. Benson	70,000	11,000	12,000	12,000	15,000	1,500	1,500	–	208,000	208,000
Derek H. Burney	70,000	11,000	–	10,500	15,000	7,500	1,500	115,500	85,000	200,500
Wendy K. Dobson	70,000	11,000	–	10,500	12,000	7,500	1,500	112,500	85,000	197,500
E. Linn Draper	70,000	11,000	12,000	10,500	15,000	9,000	1,500	–	214,000	214,000
Paule Gauthier	70,000	11,000	–	10,500	15,000	9,000	1,500	82,000	120,000	202,000
Kerry Hawkins (retired April 29, 2011)	35,000	5,500	–	3,000	6,000	3,000	–	–	95,000	95,000
S. Barry Jackson	180,000	–	–	18,000	–	1,500	3,000	–	432,500	432,500
Paul L. Joskow	70,000	11,000	–	10,500	15,000	6,000	1,500	114,000	85,000	199,000
John A. MacNaughton	70,000	11,000	12,000	10,500	15,000	9,000	1,500	129,000	85,000	214,000
David P. O'Brien	70,000	11,000	–	10,500	12,000	1,500	1,500	36,500	155,000	191,500
Paula Rosput Reynolds (joined November 30, 2011)	6,087	–	–	1,500	–	1,500	–	1,500	13,848	15,348
W. Thomas Stephens	70,000	11,000	12,000	10,500	15,000	9,000	1,500	103,200	110,800	214,000
D. Michael G. Stewart	70,000	11,000	–	10,500	15,000	1,500	1,500	109,500	85,000	194,500
Richard E. Waugh (joined February 1, 2012)	–	–	–	–	–	–	–	–	–	–

Notes

- *Board meeting fees* for Mr. Jackson includes the $3,000 fee for each Board meeting he chaired. Mr. Benson chaired the July 28, 2011 meeting in Mr. Jackson's absence and received the Board Chair meeting fee of $3,000.

- *Committee meeting fees* for Ms. Gauthier and Mr. Stephens includes $3,000 in fees they received for attending two special Audit Committee meetings as guests.

- *DSUs credited* includes the minimum portion of the board retainer paid in DSUs ($230,000 for the Chair and $85,000 for the other directors) plus the portion of the retainers, meeting fees and travel fees directors chose to receive in DSUs in 2011. DSUs were paid quarterly based on $39.31, $42.35, $42.54 and $44.53, the closing prices of TransCanada shares on the TSX at the end of each quarter in 2011.

- *Total cash and DSUs credited* is the total dollar amount paid for duties performed on the TransCanada and TCPL Boards.

AT-RISK INVESTMENT

The table below shows:

- the total value of each director's shares and DSUs or shares of our affiliates, including the DSUs credited as dividend equivalents until January 31, 2012
- their holdings as a percentage of their annual cash retainer, and
- the minimum equity investment required, as a multiple of their annual cash retainer.

The change in value represents the value of DSUs received in 2011, including dividend equivalents accrued until January 31, 2012, plus any additional common shares acquired in 2011.

All of the directors have met the share ownership requirements except Ms. Reynolds who was appointed to the Board on November 30, 2011 and has five years from her appointment date to meet the requirements. Mr. Girling meets the CEO ownership requirements under the executive share ownership guidelines. See pages 50 and 65 for more information about our share ownership requirements for directors and executives.

None of the nominated directors (or all of our directors and executives as a group) own more than 1% of TransCanada shares, or any class of shares of its subsidiaries and affiliates.

In the table:

- *DSUs* include DSUs credited as dividend equivalents until January 31, 2012.
- *Total market value* is the market value of TransCanada shares and DSUs, calculating using a closing share price on the TSX of $37.81 on February 14, 2011 and $41.48 on February 13, 2012. It includes DSUs credited as dividend equivalents until January 31, 2012.
- Mr. Stewart's holdings include 1,789 shares held by his wife.
- Mr. Waugh's holdings include 4,150 shares held by his wife.

Name	Date	Common shares	DSUs	Total common shares and DSUs	At-risk investment		Minimum investment required	
					Total market value ($)	As a multiple of annual cash retainer	Total value of minimum investment	Multiple of annual cash retainer
Kevin E. Benson	2012	13,000	40,483	53,483	2,218,475	31.69	420,000	6x
	2011	13,000	34,009	47,009	1,777,410	25.39	350,000	5x
	Change	–	6,474	6,474	441,065	6.30		
Derek H. Burney	2012	4,606	34,770	39,376	1,633,316	23.33	420,000	6x
	2011	4,418	31,395	35,813	1,354,090	19.34	350,000	5x
	Change	188	3,375	3,563	279,227	3.99		
Wendy K. Dobson	2012	6,000	49,147	55,147	2,287,498	32.68	420,000	6x
	2011	6,000	45,199	51,199	1,935,834	27.65	350,000	5x
	Change	–	3,948	3,948	351,663	5.02		
E. Linn Draper	2012	–	41,413	41,413	1,717,811	24.54	420,000	6x
	2011	–	34,919	34,919	1,320,287	18.86	350,000	5x
	Change	–	6,494	6,494	397,524	5.68		
Paule Gauthier	2012	2,000	44,854	46,854	1,943,504	27.76	420,000	6x
	2011	2,000	40,260	42,260	1,597,851	22.83	350,000	5x
	Change	–	4,594	4,594	345,653	4.94		
S. Barry Jackson	2012	39,000	76,964	115,964	4,810,187	26.72	1,080,000	6x
	2011	39,000	63,780	102,780	3,886,112	21.59	900,000	5x
	Change	–	13,184	13,184	924,075	5.13		
Paul L. Joskow	2012	5,000	25,956	30,956	1,284,055	18.34	420,000	6x
	2011	5,000	22,993	27,993	1,058,415	15.12	350,000	5x
	Change	–	2,963	2,963	225,640	3.22		
John A. MacNaughton	2012	50,000	29,912	79,912	3,314,750	47.35	420,000	6x
	2011	50,000	26,730	76,730	2,901,161	41.45	350,000	5x
	Change	–	3,182	3,182	413,588	5.91		
David P. O'Brien	2012	54,549	48,185	102,734	4,261,406	60.88	420,000	6x
	2011	52,639	42,637	95,276	3,602,386	51.46	350,000	5x
	Change	1,910	5,548	7,458	659,021	9.41		
Paula Rosput Reynolds (joined November 30, 2011)	2012	2,500	334	2,834	117,554	1.68	420,000	6x
	2011	2,500	330	2,830	107,002	1.53	350,000	5x
	Change	–	4	4	10,552	0.15		
W. Thomas Stephens	2012	1,800	14,673	16,473	683,300	9.76	420,000	6x
	2011	1,800	11,576	13,376	505,747	7.22	350,000	5x
	Change	–	3,097	3,097	177,553	2.54		
D. Michael G. Stewart	2012	13,801	16,249	30,050	1,246,474	17.81	420,000	6x
	2011	13,247	13,612	26,859	1,015,539	14.51	350,000	5x
	Change	554	2,637	3,191	230,935	3.30		
Richard E. Waugh (joined February 1, 2012)	2012	19,370	–	19,370	803,468	11.48	420,000	6x
	2011	–	–	–	–	–	–	–
	Change	–	–	–	–	–		
Total	2012	211,626	422,940	634,566	26,321,798			
	2011	189,604	367,440	557,044	21,061,834			
	Change	22,022	55,500	77,522	5,259,964			

INCENTIVE PLAN AWARDS

Outstanding option-based and share-based awards

The table below shows all outstanding option-based and share-based awards previously granted to the directors that were outstanding at the end of 2011. Year-end values are based on $44.53, the closing price of TransCanada shares on the TSX at December 31, 2011.

Name	Option-based awards				Share-based awards		
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Kevin E. Benson	–	–	–	–	40,483	1,802,708	–
Derek H. Burney	–	–	–	–	34,770	1,548,308	–
Wendy K. Dobson	–	–	–	–	49,147	2,188,516	–
E. Linn Draper	–	–	–	–	41,413	1,844,121	–
Paule Gauthier	–	–	–	–	44,854	1,997,349	–
Kerry Hawkins (retired April 29, 2011)	–	–	–	–	–	–	–
S. Barry Jackson	–	–	–	–	76,964	3,427,207	–
Paul L. Joskow	–	–	–	–	25,956	1,155,821	–
John A. MacNaughton	–	–	–	–	29,912	1,331,981	–
David P. O'Brien	–	–	–	–	48,185	2,145,678	–
Paula Rosput Reynolds (joined November 30, 2011)	–	–	–	–	334	14,873	–
W. Thomas Stephens	–	–	–	–	14,673	653,389	–
D. Michael Stewart	–	–	–	–	16,249	723,568	–
Richard E. Waugh (joined February 1, 2012)	–	–	–	–	–	–	–

Notes

- *Number of shares or units of shares that have not vested* includes the total number of DSUs, plus reinvested units earned as dividend equivalents on all outstanding DSUs until January 31, 2012.

- The total *market or payout value of share-based awards that have not vested* is $18,833,519.

Executive compensation discussion and analysis

EXECUTIVE SUMMARY

TransCanada's vision is to be the leading energy infrastructure company in North America, with a strong focus on pipelines and power generation opportunities located in regions where we have or can develop significant competitive advantages.

TransCanada's strategy for growth and value creation has four key elements:
- maximize the full-life value of our infrastructure assets and commercial positions
- commercially develop and physically execute new asset investment programs
- cultivate a focused portfolio of high quality development options, and
- maximize our competitive strengths.

We have focused on steady and consistent implementation of our strategy since establishing it in 2000. The fundamentals of that strategy remain the same.

Our compensation package 'pays for performance' by rewarding executives for delivering strong results that meet our corporate objectives and support our overall strategy.

This Compensation discussion and analysis (CD&A) explains our executive compensation program, our 2011 performance, the performance assessment by the Human Resources Committee and the Board, and their compensation decisions for our *named executives*:
- Russell K. Girling, President and Chief Executive Officer (CEO)
- Donald R. Marchand, Executive Vice-President and Chief Financial Officer (CFO)
- Alexander J. Pourbaix, President, Energy and Oil Pipelines
- Gregory A. Lohnes, President, Natural Gas Pipelines, and
- Donald M. Wishart, Executive Vice-President, Operations and Major Projects.

The named executives and three other executive vice-presidents make up our executive leadership team.

Performance highlights

We performed well in 2011 with an increase in comparable earnings per share of 13% compared with 2010 and a 10% year-over-year increase in funds generated from operations. We continued to execute our significant capital program, bringing into service large capital projects including the Wood River/Patoka and Cushing Extension sections of the Keystone oil pipeline system, the Guadalajara and Bison natural gas pipelines, the Coolidge generating station, and the Montagne-Sèche and phase one of the Gros-Morne wind farms.

We advanced the $4.8 billion refurbishment and restart of two reactors at the Bruce Power nuclear facility in Ontario. Our expected net capital cost of the project is $2.4 billion. Subject to regulatory approval, Unit 2 and Unit 1 are expected to begin commercial operations in the first quarter and the third quarter of 2012, respectively.

We continued to enhance the value of our natural gas pipeline business by advancing projects that will transport natural gas supply from shale basins in northeastern British Columbia and Alberta. In our oil pipeline business, we secured commercial support for extensions and expansions of Keystone XL to transport crude oil from Hardisty, Alberta to Houston, Texas. We also have customer support to provide service for U.S. produced crude oil sourced from the Bakken shale play in Montana and North Dakota (Bakken Marketlink), and from Cushing, Oklahoma (Cushing Marketlink).

In our power business, we executed an agreement for the purchase of nine Ontario solar projects, with a combined capacity of 86 MW, for approximately $470 million that are expected to come into service between late 2012 and mid-2013.

The year was not without challenges with the denial of our Keystone XL Presidential Permit, operational start-up issues on several projects, uncertainty regarding the outcome of the decision of the National Energy Board (NEB) on our comprehensive toll restructuring application for the Canadian Mainline, uncertainty regarding the ultimate resolution of the capacity pricing issues in New York, and the Sundance A power purchase arrangement (PPA) arbitration.

Delivery of strong financial results and a disciplined approach to quality and cost schedule as well as capital investment, however were recognized in record share performance. Our total shareholder return for 2011, including dividends paid, was 22%. We believe we are well positioned to build on our track record of strong and sustainable earnings, cash flow and dividends to deliver attractive and sustainable returns to shareholders over the long-term.

Compensation highlights

The Human Resources Committee and Board made the following executive compensation decisions in 2012:

* Our named executives received increases in base salary to ensure salaries continue to align with the competitive market and to recognize proficiency in the role. The average annual increase was 7%. Named executives who are new to the role received an average increase of 15% to reflect progression relative to the guideposts.
* The committee and the Board concluded that overall, notwithstanding the challenges outlined above, TransCanada exceeded its performance objectives. After considering these performance results and the relative weighting of each (50% on financial results and 50% on operational, growth and other business considerations), they assigned a corporate adjustment factor (CAF) of 1.05. The CAF is used in the formula to determine short-term incentive awards for our named executives.
* Long-term incentives were awarded based on the Board and committee's assessment of each named executive's individual performance and potential to contribute to TransCanada's future success. Actual long-term incentive awards to our named executives were above the target award levels. Long-term incentives in 2012 were allocated 50% each to ESUs and stock options.
* The 2009 ESU grant payout was assigned a performance multiplier of 110%, reflecting overall performance above target against pre-established objectives over the performance period. Our named executives realized 168% of the original grant value awarded in 2009.

You can find more information about our compensation decisions in 2012 on page 74.

Compensation vs. financial performance

The chart below compares the results of our key financial metrics for the last five fiscal years, to total direct compensation awarded to the named executives for the same period. Total direct compensation includes base salary, the short-term incentive award (paid in the first quarter following the performance year) and the grant value of ESUs and stock options.



Note

• *Funds generated from operations* and *comparable earnings per share* are non-GAAP measures and do not have any standardized meanings prescribed by generally accepted accounting principles. You can find more information about these non-GAAP measures in Appendix B of the circular.

The table below shows total direct compensation awarded to our named executives as a percentage of our comparable earnings for the last five fiscal years:

	2007	2008	2009	2010	2011
Total direct compensation awarded to the named executives (as a percentage of comparable earnings)	1.4%	1.4%	1.4%	1.1%	1.1%

Compensation vs. total shareholder return

Our total shareholder return (TSR) has tracked favourably against the S&P/TSX Composite Index over the last five years, delivering an annual compound return of 6.1% compared to 1.3% for the Index.

The chart below illustrates TSR as the change in value of an initial investment of $100 in TransCanada shares on December 31, 2006, assuming reinvestment of dividends, and compares it to the return of the S&P/TSX Composite Index and the trend in total direct compensation awarded to our named executives over the same period.

TSR is only one of the performance measures the Board considers when assessing performance and determining compensation for our named executives, so we do not necessarily expect there to be a direct correlation between TSR and total direct compensation awarded in a given period. In addition, the long-term compensation awarded in any given year is not guaranteed. A portion of it is equity-based, and its value will be directly affected by any change in the price of our common shares.



We experienced record share price levels in 2011 and expect to continue to deliver superior returns to our shareholders.

At Dec. 31	2006	2007	2008	2009	2010	2011	Compound annual growth
TRP	$100	$103.30	$87.70	$100.30	$110.00	$134.40	6.1%
TSX	$100	$109.80	$73.60	$99.40	$116.90	$106.70	1.3%

Program changes

In 2011, the Board approved and implemented a number of changes to the executive compensation program:

- base salaries are now determined within a range where guideposts are aligned with reference to median base salary levels in our comparator group, and
- formal target awards have been introduced for the short and long-term incentive plans (these changes are discussed in more detail under the individual components).

In 2012, the Board approved four changes to the long-term incentives which go into effect beginning this year. The Board:

- adjusted the weighting of the long-term incentive award for our executive leadership team so that 50% of the grant value is allocated each to ESUs and stock options
- changed the stock option valuation methodology. The Binomial valuation model will now be used to calculate TransCanada's accounting value, which will be used for both compensation and financial reporting purposes
- adopted relative total shareholder return (TSR) as the single performance measure under the ESU plan, and adjusted the vesting terms by introducing a minimum payout of 50% of target while keeping the maximum payout at 150%, and
- amended the retirement provisions under the ESU and stock option plans:
  - unvested ESUs at the time of retirement will continue to mature and the final award will be prorated for the period of employment up to the retirement date, and
  - stock options will continue to vest beyond the retirement date in accordance with the terms of the stock option plan, rather than vest immediately on the date of retirement.

The Board reviewed the measures under the ESU plan and decided to adopt relative TSR as the single performance measure because it:

- eliminates the duplication of measures under the short-term incentive plan and increases the alignment between executive compensation levels and shareholder results, and
- aligns more closely with market practices.

The Board believes these changes ensure the executive compensation program continues to align with the interests of shareholders and customers, strengthen the link between pay and performance, align with market practices in executive compensation and engage and retain executives. These changes went into effect for the long-term incentive awards granted to the named executives in early 2012.

APPROACH

TransCanada's executive compensation program is structured to meet four key objectives:

- provide a compensation package that 'pays for performance' by rewarding executives for delivering on our corporate objectives and achieving our overall strategy
- offer a level and type of compensation that is competitive with the market
- align executives' interests with those of our shareholders and customers, and
- attract, engage and retain our executives.

Compensation is also aligned with our risk management processes to ensure there is an appropriate balance between risk and reward.

Decision-making process

We follow a comprehensive decision-making process that involves management, the Human Resources Committee and the Board, and takes into account market data, input from the CEO and independent advice from an external consultant to the committee.

The Board makes all decisions affecting executive compensation based on the committee's recommendations.



Management analysis
Recommendation
Approval
Compensation surveys and other market data
Analysis by Human Resources management
Provide relevant data for CEO compensation
Human Resources Committee review
Approve and recommend compensation for the CEO and other named executives
Board approval of compensation for the CEO and other named executives
Corporate and individual performance data
CEO's recommendations on executive compensation
Committee's consultant

Management analysis

Assessing the market

The committee and the Board recognize the importance of retaining executive talent for business continuity, managing stakeholder relationships, succession planning and achieving desired short and long-term corporate performance.

With the assistance of its external consultant, management analyzes and provides relevant market data and other information to the committee and the Board. This process includes benchmarking executive compensation against a comparator group of companies to stay competitive with the market (see *Benchmarking*, below).

In addition to considering external market data when determining compensation levels, the committee and Board also consider compensation relative to other executives. This is especially important in situations where the market data for a particular role does not reflect the relative scope of the role at TransCanada.

Determining performance objectives

The Board approves annual corporate objectives to support our core strategies for achieving growth and creating value for shareholders. Our corporate performance scorecard incorporates these objectives, which include a combination of financial measures and operational, growth and other business considerations in weightings approved by the Board.

The Board establishes annual performance objectives and relative weightings for the CEO and the other named executives. Objectives are aligned with the annual corporate objectives and reflect key performance areas of the role. The CEO's objectives include a corporate performance scorecard, personal objectives and leadership priorities. Objectives for the other named executives include a functional area or business scorecard for their role, as well as personal objectives and leadership priorities.

Recommendation

The committee and the Board assess the performance of the CEO. The CEO assesses the performance of his direct reports, including the other four named executives, and makes compensation recommendations to the committee.

The committee recommends compensation awards for the CEO and the other named executives to the Board. The committee seeks independent advice from its external consultant and other advisors, but is responsible for making its own decisions and recommendations to the Board.

The committee bases its recommendations on the relevant performance period, and not on the number, term or current value of any outstanding compensation previously awarded or gains an executive may have realized in prior years. This includes ESUs, stock options or other forms of compensation. The committee believes that reducing or limiting grants or awards based on prior gains would unfairly penalize the executive and could detract from the incentive to continue to deliver strong performance. Similarly, it does not take into account the value of long-term incentive awards it grants in a given year to offset less-than-expected returns from awards granted in prior years.

Approval

The Board reviews the recommendations by the committee, and approves all executive compensation decisions.

Benchmarking

We benchmark our compensation for named executives against a comparator group of companies to stay competitive with the market. Management reviews the comparator group with its external consultant every year. The committee reviews and approves the comparator group every year.

Our 2011 comparator group consists of 25 Canadian companies representing two industry sectors:

Oil & Gas	Pipeline & Utility
BP Canada Energy Company	Alliance Pipeline Ltd.
Canadian Natural Resources Ltd.	ATCO Ltd.
Cenovus Energy Inc.	Capital Power Corporation
Chevron Canada Resources	Enbridge Inc.
ConocoPhillips Canada	EPCOR Utilities Inc.
Devon Canada Corporation	FortisAlberta Inc.
Encana Corporation	FortisBC Energy Inc.
ExxonMobil Canada	Kinder Morgan Canada Inc.
Husky Energy Inc.	Spectra Energy Corporation (Canada)
Imperial Oil Ltd.	TransAlta Corporation
Nexen Inc.	
Shell Canada Ltd.	
Suncor Energy Inc.	
Syncrude Canada Ltd.	
Talisman Energy Inc.	

These Canadian-based energy companies are generally similar to us in size and scope and we compete with them for executive talent. All of these companies have capital intensive, long cycle businesses that operate either in the Canadian oil and gas industry or the North American pipeline, power and utility industry.

Profiles At December 31, 2010	TransCanada	Comparator group	
Industry	North American pipelines, power	North American pipelines, power, utilities Canadian oil and gas	
Location	Calgary, Alberta	Mainly Alberta	
		Median	**75th percentile**
Revenue	$8.1 billion	$6.1 billion	$14.3 billion
Market capitalization at December 31, 2011 (Monthly closing price of common shares × common shares outstanding for the most recent quarter)	$31.3 billion	$18.7 billion	$36.3 billion
Assets	$46.8 billion	$13.1 billion	$26.7 billion
Employees	4,209	2,433	4,675

We benchmark each named executive position against similar positions in the comparator group. Competitive market data on the comparator group gives the committee and the Board an initial reference point for determining executive compensation.

Total direct compensation is generally set according to the following guidelines:



See *Components* on page 66 for more information about total direct compensation.

Aligning the interests of executives and shareholders

We have share ownership requirements for executives to align their interests with those of our shareholders. The minimum requirements are significant and vary by executive level:

Executive level	Required ownership (multiple of base salary)
Chief Executive Officer	4x
Executive Vice Presidents	2x
Senior Vice Presidents	1x
Certain Vice Presidents	1x

Executives have five years to meet the requirement, and can accumulate eligible shares and unvested ESUs to meet the requirements within the limits set out below:

	% of executive's total share ownership
Eligible shares • TransCanada shares • Units of any TransCanada sponsored limited partnership	50% or more
Unvested ESUs	up to 50%

The committee reviews share ownership levels every year. It may use its discretion when assessing compliance if ownership levels fall below the minimum because of fluctuations in share price.

In 2010, the committee increased the minimum requirement for the CEO from three times to four times base salary, and introduced a requirement for executives to 'buy and hold' 50% of all stock options they exercise until they meet their share ownership requirement.

All of the named executives met their share ownership requirements in 2011. See the executive profiles starting on page 80 for their current ownership.

COMPONENTS

Total direct compensation includes fixed and variable pay. Base salary is the only form of fixed compensation we offer. Variable compensation includes our short and long-term incentive plans.

Element	Form	Performance period	Objective
base salary (fixed)	cash	• one year	• provide a certain level of steady income • attract and retain executives
short-term incentive (variable)	cash	• one year	• motivate executives to achieve key annual business objectives • reward executives for relative contribution to the company • align interests of executives and shareholders • attract and retain executives
long-term incentive (variable)	ESUs	• three-year term • vesting at the end of the term if performance conditions are met	• motivate executives to achieve medium-term business objectives • align interests of executives and shareholders • attract and retain executives
	stock options	• seven-year term • one-third vest each year beginning on the first anniversary of the grant date	• motivate executives to achieve long-term sustainable business objectives • align interests of executives and shareholders • attract and retain executives

We also offer indirect compensation which includes retirement benefits, other benefits and perquisites. See page 72 for more information.

Fixed compensation

Base salary

Base salaries for executive positions are managed within a range where guideposts are aligned with reference to median base salary levels in our comparator group. Management conducts a competitive market compensation review with its external consultant every year to align the base salary structure with the market and ensure that guideposts are generally aligned with market median pay levels.

Actual base salaries are determined on a sliding scale of ±10% around the guidepost. Increases in base salary for the named executives are based on their performance, the competitive market data and compensation relative to other executives. Base salary adjustments typically go into effect on March 1.

Variable or at-risk compensation

Variable compensation accounts for a significant portion of executive pay, and increases by executive level. Market data is used to establish short and long-term incentive targets for each executive role. Target awards are expressed as a percentage of base salary and are determined with reference to median market levels. While targets are reviewed annually against the competitive market data, they are not expected to change year-to-year unless the role changes or is reassessed against market conditions.

The table below shows the short-term incentive target and the long-term incentive target range for each named executive:

	Short-term incentive target (% of base salary)	Long-term incentive target range (% of base salary)		
		minimum	target	maximum
President & Chief Executive Officer (Russell K. Girling)	100%	225%	275%	325%
Executive Vice-President & Chief Financial Officer (Donald R. Marchand)	65%	150%	200%	250%
President, Energy & Oil Pipelines (Alexander J. Pourbaix)	75%	200%	250%	300%
President, Natural Gas Pipelines (Gregory A. Lohnes)	65%	150%	200%	250%
Executive Vice-President, Operations & Major Projects (Donald M. Wishart)	65%	150%	200%	250%

Short-term incentive

The short-term incentive plan is designed to attract and retain executives, and motivate them to achieve key annual business objectives. The plan provides annual cash payments to our named executives based on a formula that takes into account:

- base salary and the market-competitive, short-term incentive target (percentage of base salary) for each role
- individual contributions and achievements – expressed through an individual performance adjustment factor (PAF) determined for each named executive, and
- corporate performance against objectives – expressed as the corporate adjustment factor (CAF).

Short-term incentive awards are provided in a single lump sum cash payment in March following the performance year.

| Base salary | X | Short-term incentive target | X | Individual performance adjustment factor (PAF) | X | Corporate adjustment factor (CAF) | = | Short-term incentive award ($) |

Individual performance

Each named executive's annual performance is assessed relative to performance standards and objectives established at the beginning of each year. An individual PAF between 0 and 2.0 is approved by the Board. An individual PAF between 2.0 and 2.5 may be approved in exceptional circumstances where the executive made a very significant contribution to a transformational corporate achievement. Awards are calculated based on the named executive's base salary in effect on December 15 of the performance year. The committee and Board can use discretion to adjust the calculated amounts where circumstances warrant.

Performance level	Individual PAF range	Description
Exceeds most or all standards plus transformational event	2.1 - 2.5	Awarded in exceptional circumstances Reflects extraordinary achievement with a significant transformational impact on the company
Exceeds most or all standards	1.8 - 2.0	Tangible contributions to the business with several examples that had a significant impact beyond normal expectations
Exceeds some standards	1.4 - 1.7	Fully satisfactory effort with contributions beyond normal expectations
Meets standards	0.9 - 1.3	Fully satisfactory effort and met all performance expectations
Standards not met	0 - 0.8	Future success depends on improving level of performance – no payout

Corporate performance

A CAF of 0 to 1.2 is approved by the Board based on corporate performance against objectives established at the beginning of each year. We expect the CAF to fall between 0.8 and 1.2 in most years. The assessment is based 50% on our financial performance, and 50% on operational, growth and other business considerations.

Performance level	CAF range	Description
Exceeds most or all standards and/or a transformational corporate event is achieved	1.11 - 1.20	Exceptional business results with several examples that had a significant impact beyond normal expectations and/or a corporate event that had a transformational impact
Exceeds some standards	1.01 - 1.10	Fully satisfactory results Met or exceeded all material performance standards, with several examples of significant positive business outcomes
Meets standards	1.00	Fully satisfactory results, and met all performance expectations
Some standards not met	0.50 - 0.99	Did not meet some expectations Satisfactory performance but partial payout is appropriate
Standards not met	Below 0.50	Unacceptable performance – no payout

Long-term incentive

Each executive role is assigned a target and an associated range for the long-term incentive award, expressed as a percentage of base salary. Each year, the committee and the Board grant long-term incentive awards to the named executives based on their assessment of individual performance and potential to contribute to TransCanada's future success. Starting in 2012, the long-term incentive award to our executive leadership team is allocated 50% each to ESUs and stock options. It was previously allocated 75% to ESUs and 25% to stock options.

Executive share units

These are notional share units granted under the ESU plan.

ESUs accrue dividend equivalents and vest on December 31 at the end of the three-year performance period, depending on how well we perform against targets that are established at the beginning of the performance period.

ESU awards are paid out in a lump sum cash payment in the first quarter following the end of the performance period.

Number of ESUs at vesting	X	Valuation price on the vesting date	X	Performance multiplier	=	ESU payout ($)

Notes

- *Number of ESUs at vesting* is the number of ESUs originally granted plus ESUs earned as dividend equivalents during the three-year performance period.
- *Valuation price on the vesting date* is the volume-weighted average closing price of TransCanada shares for the five trading days immediately prior to and including the vesting date. Starting with the 2012 ESU award, we will use a 20-day weighted average to calculate the valuation price on the vesting date.
- *Performance multiplier*
  Starting in 2012, the committee and the Board approved a change to the ESU plan to adopt relative TSR as the single performance measure and adjust the vesting range to introduce a floor of 50% of target, while keeping the maximum award at 150% of target.

The performance multiplier is determined based on the guidelines in the table below. *Relative TSR* is calculated using the 20-day volume weighted average share price at the end of the three-year performance period.

If TransCanada's relative TSR is	Then the following ESUs vest for payment	
At or below the 25th percentile of the ESU peer group (threshold)	50% of ESUs vest	We calculate the number of ESUs that vest using a straight-line interpolation if performance is between:
At the 50th percentile of the ESU peer group (target)	100% of ESUs vest	• *threshold* and *target*, or • *target* and *maximum*
At or above the 75th percentile of the ESU peer group (maximum)	150% of ESUs vest	

Prior to 2012, ESU awards were granted with multiple measures and relative weightings (see page 78 for more information).

The Board may use its discretion to adjust the performance multiplier if it deems it appropriate based on market factors or other extenuating circumstances.

In 2011, the committee and Board also amended the retirement provision under the plan. Starting with the 2012 grant, unvested units will continue to mature according to the terms of the plan rather than be paid out on a pro-rated basis at the time of retirement. The final award will be prorated for the period of employment up to the retirement date.

Stock options

Shareholders first approved our stock option plan in 1995, and the plan was last approved in 2010. We are required by the TSX to bring the plan to shareholders for approval every three years.

Under the terms of the plan, no participant can be awarded more than 20% of the total number of stock options granted in a given year. See page 93 for the restrictions on granting stock options to insiders.

Vesting

The vesting schedule and term depend on when the options were granted.

Stock options granted	Term	Vesting
After January 1, 2003	7 years	One third each year, beginning on the first anniversary of the grant date
Before January 1, 2003 (last grant expires in 2012)	10 years	One quarter immediately on the grant date, then one quarter each year, beginning on the first anniversary of the grant date

Certain executives are limited to trading TransCanada shares and stock options in four approved annual windows known as "open trading windows". If the expiry date of a stock option does not fall during an open trading window, or falls during the first five days of an open trading window, the expiry date is extended to 10 business days after the next window opens.

Exercising options

The exercise price of an option is the closing market price of TransCanada shares on the TSX on the last trading day immediately preceding the grant date. Option holders only benefit if the market value of our common shares exceeds the exercise price at the time they exercise the options.

More about the stock option plan

Options cannot be transferred or assigned to another person. A personal representative can exercise options on behalf of the holder if he or she dies or is unable to manage their affairs.

The committee has the authority to suspend or discontinue the plan at any time without shareholder approval. Management does not have this right, and cannot make changes to the plan. The committee can recommend to the Board for approval certain amendments to the plan, or any stock option grant without shareholder approval, provided they are to:

- clarify an item
- correct an error or omission
- change the vesting date of an existing grant, or
- change the expiry date of an outstanding option to an earlier date.

In 2011, the committee and Board amended the retirement provision under the plan. Starting with the 2012 grant, outstanding stock options will continue to vest beyond the retirement date rather than vest immediately on the date of retirement. These stock options will expire on the original expiry date set by the committee or three years from the date of retirement (whichever is earlier). If there is less than six months between the vesting date and the expiry date, the expiry date is extended for six months from the final vesting date of the options.

We did not obtain shareholder approval for this amendment because it did not constitute an amendment under the plan or the rules of the TSX that required shareholder approval.

The committee cannot make any amendments to the plan that adversely affect the holder's rights relating to any previously granted options without their consent.

According to the rules of the TSX, the plan requires certain amendments to be approved by shareholders, including:

- increasing the number of shares available for issue under the plan
- lowering the exercise price of a previously granted option
- canceling and reissuing an option, or
- extending the expiry date of an option.

Retirement benefits

Defined benefit plan

Our Canadian defined benefit (DB) plan includes a registered pension plan and a supplemental pension plan for eligible employees.

Participation in the DB plan is mandatory once an employee has 10 years of service. All of the named executives participate in the DB plan.

Participants can normally retire when they turn 60, or between 55 and 60 if their age and years of continuous service add up to 85 points. The retirement benefit is calculated as follows:

| (1.25% of employee's highest average earnings (up to the final average YMPE) | + | 1.75% of employee's highest average earnings (above the final average YMPE)) | X | Credited service | = | **Annual retirement benefit ($)** |

Notes

- *Highest average earnings* is the average of an employee's best 36 consecutive months of pensionable earnings in their last 15 years of employment. *Pensionable earnings* means an employee's base salary plus the annual cash bonus up to a pre-established maximum, expressed as a percentage of base salary. This is 100% for the CEO and 60% for the other named executives, as determined by TransCanada. Pensionable earnings do not include any other forms of compensation.
- *YMPE* is the *Year's Maximum Pensionable Earnings* under the Canada/Québec Pension Plan.
- *Final average YMPE* is the average of the YMPE in effect for the latest calendar year from which earnings are included in an employee's *highest average earnings* calculation plus the two previous years.
- *Credited service* is the employee's years of credited pensionable service in the plan. Registered DB plans are subject to a maximum annual benefit accrual under the *Income Tax Act* (Canada). As this is currently $2,647 for each year of credited service, participants cannot earn benefits in the registered plan on any compensation that is higher than approximately $166,000 per year.

Participants can retire between 55 and 60, but the benefit is reduced by 4.8% per year for each year until they reach age 60 or 85 points, whichever is earlier. They can retire 10 years prior to normal retirement age, however the benefit is reduced by an actuarial equivalent from age 55.

Although our DB plan is non-contributory, participants can decide to make pension contributions to an enhancement account for buying ancillary or 'add on' benefits within the registered pension plan. The DB plan is integrated with the Canada/Québec Pension Plan benefits.

Supplemental pension plan

The DB pension plan uses a hold harmless approach, where the maximum amount allowed under the Income Tax Act is paid from the registered pension plan and the remainder is paid from the supplemental pension plan. The supplemental pension plan is funded through a retirement compensation arrangement under the Income Tax Act. Currently there are approximately 500 participants in the supplemental pension plan (with pensionable earnings exceeding approximately $166,000 per year) including the named executives.

Contributions to the fund are subject to Board approval, and are based on an actuarial valuation of the supplemental pension plan obligations each year, calculated as though the plan were terminating at the beginning of the calendar year.

The DB plan does not generally recognize past service, but the committee has used its discretion in the past to grant additional years of credited service to senior executives under the supplemental pension plan. See the Defined benefit pension plan table and footnotes on page 94 for details.

All pension plan participants, including our named executives, receive the normal form of pension when they retire:
- monthly pension for life, and 60% is paid to the spouse after the employee dies, or
- if the employee is not married, the monthly pension is paid to the employee's beneficiary or estate for the balance of the 10 years, if the employee dies within 10 years of retirement.

Participants can choose a different form of payment, but must complete waivers, as required by law. Options include:
- increasing the percentage of the pension value that continues after they die
- adding a guarantee period to the pension, or
- transferring the lump sum commuted value of the registered pension plan to a locked-in retirement account up to certain tax limits and the excess is paid in cash. Effective January 1, 2012, subject to company discretion, the supplemental pension plan commuted value may also be transferred and paid in cash.

Other benefits

All employees, including the named executives, receive other benefits such as traditional health and welfare programs that are based on competitive market practices and help to attract and retain talent.

Perquisites

Named executives receive a limited number of perquisites, including:
- a flexible perquisite allowance of $4,500 that the executive can use at his discretion
- a limited number of luncheon and/or recreational club memberships, based on business needs
- a reserved parking space valued at $5,545, and
- an annual car allowance of $18,000.

All perquisites provided to the named executives have a direct cost to TransCanada and are valued on this basis.

The committee also reviews the named executives' expenses and use of the corporate aircraft every year. The named executives can only use the corporate aircraft when it is integral to, and directly related to, performing their job.

COMPENSATION DECISIONS IN 2012

The Board made a number of compensation decisions in 2012: base salary adjustments, short-term incentive awards for performance in 2011 and long-term incentive awards to recognize potential contributions to TransCanada's future success. You can find more details in the executive profiles starting on page 80.

The Board also determined the performance multiplier for the 2009 ESU awards to calculate the number of units that would vest for payment for the three-year performance period ended December 31, 2011 (see page 78 for details).

Base salary

Every year, management conducts a market compensation review with its external consultant to align the guideposts with reference to market median levels. To ensure continued alignment with the market and recognize proficiency in their role, the committee and Board awarded moderate base salary increases in 2012 to Mr. Pourbaix and Mr. Lohnes. Their average increase was 3%. Mr. Girling and Mr. Marchand, who are relatively new to their roles, received an average increase of 15% to reflect progression relative to the guideposts. Base salary adjustments go into effect on March 1, 2012.

Short-term incentive

Short-term incentives were determined in February 2012 for performance in 2011, based on individual and corporate performance. The Board also approved our 2012 annual corporate objectives, which continue to focus on financial, growth and operational results that support our core strategies.

The Board viewed 2011 as a transition year for Mr. Girling considering his appointment to President and CEO in 2010. The Board determined that his total short-term incentive award would reflect his excellent progression and performance in his position in the context of the overall corporate performance as well as relevant market data and that an individual PAF and the CAF would not apply.

Individual performance

Each named executive's individual PAF was determined based on performance against targets established at the beginning of the year. You can find more details in the executive profiles that follow.

Corporate performance

The 2011 CAF was based 50% on our financial performance, and 50% on operational, growth and other business considerations. The tables below show our objectives and results for 2011.

After considering these performance results, the Board assigned a CAF of 1.05, which is above target. This rating provided context for the 2011 short-term incentive award for all employees.

Financial (50% weighting)

You can find definitions of these terms and more information about our financial and business performance in our 2011 MD&A (on www.transcanada.com and www.sedar.com).

Key financial measures ($Cdn, in millions)	objectives	2011 results	2010 results	2009 results
Comparable earnings	1,440	1,565	1,361	1,325
Funds generated from operations	3,226	3,663	3,115	3,080
Comparable earnings before interest and taxes	2,984	3,278	–	–
Key per share measures ($Cdn)				
Comparable earnings per share – Basic	2.05	2.23	1.97	2.03
Funds generated from operations per share – Basic	4.60	5.22	4.51	4.72

Notes

• We calculate *comparable earnings per share* and *funds generated from operations per share* using the weighted average number of TransCanada shares outstanding: 702 million in 2011, 691 million in 2010 and 652 million in 2009.

• 2010 results for *funds generated from operations* exclude the impact of the Keystone bonus depreciation.

• *Comparable earnings before interest and taxes* was not considered a key financial measure in 2010 or 2009.

• *Comparable earnings, funds generated from operations, comparable earnings before interest and taxes, comparable earnings per share* and *funds generated from operations per share* are non-GAAP measures and do not have any standardized meanings prescribed by generally accepted accounting principles. You can find more information about these non-GAAP measures in Appendix B of the circular.

We exceeded all financial objectives that were set at the beginning of 2011. Higher power prices in Alberta were the primary driver for increased net income and earnings per share against objectives. Higher funds generated from operations and funds generated from operations per share are a result of higher earnings. These increases were partially offset by lower revenues for the Ravenswood generating station as a result of the treatment of capacity market orders in New York.

The Board took into consideration in its determination that the financial results included amounts related to the Sundance A PPA arbitration and Keystone XL that are subject to continuing uncertainty. The Board determined that TransCanada's 2011 financial performance exceeded expectations.

Operational, growth and other business considerations (50% weighting)

Core strategies	Results in 2011

Maximize the full-life value of TransCanada's infrastructure assets and commercial positions	• Continued to advance pipeline development projects on the Alberta System to transport new natural gas supply from the Horn River and Montney shale basins in northeastern British Columbia as well as the Deep Basin in Alberta.
	• Achieved a settlement with GTN customers in lieu of filing a rate case.
	• Challenges:
	  • filed a comprehensive application with the National Energy Board (NEB) to change the business structure and the terms and conditions of service for the Canadian Mainline to address tolls for 2012 and 2013. The NEB decision is not expected until late in 2012 or early in 2013.
	  • uncertainty regarding the ultimate resolution of the capacity pricing issues in New York and the Sundance A power purchase arrangement (PPA) arbitration.

Commercially develop and physically execute new asset investment programs	• Achieved full commercial operations of the Keystone oil pipeline system.
	• Placed in service:
	  • the Keystone oil pipeline system from Wood River and Patoka in Illinois and Steele City, Nebraska to Cushing, Oklahoma
	  • the US$360 million Guadalajara pipeline, which transports natural gas from Manzanillo to Guadalajara in Mexico
	  • the US$630 million Bison pipeline which delivers natural gas from the Powder River Basin in Wyoming
	  • the US$500 million Coolidge generating station capable of producing 575 MW, and
	  • the Montagne-Sèche and phase one of the Gros-Morne wind farms, capable of producing 159 MW of renewable energy.
	• Continued to progress the $4.8 billion refurbishment and restart of two reactors at the Bruce Power nuclear facility in Ontario. Our expected net capital cost of the project is $2.4 billion. Subject to regulatory approvals, Unit 2 and Unit 1 are expected to begin normal commercial operations in the first quarter and third quarter of 2012, respectively.
	• Challenges:
	  • experienced operational startup issues on Keystone, Bison and Cartier.

Cultivate a focused portfolio of high quality development options	• Secured commercial support:
	  • for an extension and expansion of Keystone XL to provide crude oil transportation service from Hardisty, Alberta to Houston, Texas, and
	  • for projects to provide crude oil transportation service for U.S. crude oil sourced from the Bakken shale play in Montana and North Dakota to Cushing, Oklahoma (Bakken Marketlink), and from Cushing to Port Arthur and Houston, Texas (Cushing Marketlink).
	• Executed an agreement for the purchase of nine Ontario solar projects, with a combined capacity of 86 MW, for approximately $470 million that are expected to come into service between late 2012 and mid-2013.
	• Reached a formal agreement to use an arbitration process to settle the dispute arising from the Ontario government cancellation of the Oakville generating station project. Pursuant to this agreement TransCanada expects to be appropriately compensated for the economic consequences associated with cancellation of the project.
	• Challenges:
	  • denial of Keystone XL Presidential Permit will require TransCanada to submit a revised application.

Maximize TransCanada's competitive strengths	• Met or exceeded safety targets. • Met or exceeded all asset reliability targets. • Managed non-flow through costs to below budget. • Maintained 'A' grade credit rating and a strong balance sheet.

Long-term incentive

Long-term incentives were awarded in 2012 based on the Board's and committee's assessment of each named executive's individual performance and potential to contribute to TransCanada's future success. With the exception of Mr. Girling, actual long-term incentive awards granted to our named executives were all within the target award range. Mr. Girling's actual long-term incentive award was above the target award range, in recognition of his performance and contributions to delivering on our long-term strategy, and to reflect the continued progression of this total direct compensation to align with the competitive market.

Long-term incentives awarded in 2012 to our executive leadership team were allocated 50% each to ESUs and stock options. The long-term incentive mix for Mr. Girling in 2012 was allocated 55% to ESUs and 45% to stock options in order to meet the limit under the terms of the stock option plan that no one participant can be awarded more than 20% of the total numbers of options granted in a given year (see Mr. Girling's profile on page 81).

Executive share units

The committee and the Board approved a 2012 ESU grant as follows:

Performance measure	Weighting	Measurement period
Relative TSR	100%	January 1, 2012 to December 31, 2014

You can find more information about our ESU plan on page 69.

Stock options

Starting in 2012, the committee and Board approved a new valuation methodology to determine stock option grants. We will use TransCanada's accounting value calculated using the Binomial valuation model, which is a generally-accepted valuation method for stock options. This value will be used for both compensation and financial reporting purposes.

The committee and Board approved a grant of stock options on February 17, 2012 at an exercise price of $41.95. They reviewed the valuation prepared by management's external consultant when determining the number of stock options to grant to our named executives and used the following key assumptions to determine the option fair value:

- a 20% volatility of the underlying shares (blend of historic and implied volatility)
- a dividend yield of 4.1%
- a risk-free interest rate of 1.42%, and
- an expected life of 5.9 years based on historical option exercise data.

PAYOUT OF 2009 EXECUTIVE SHARE UNIT AWARD

The ESU award granted in 2009 vested on December 31, 2011, and will be paid in March 2012. This award provided for vesting from 0 to 150% of units based on the Board's assessment of how well we performed against pre-established performance measures over the course of the three-year period.

The Board considered the following results as the basis for determining the value at vesting:

- Targets for comparable earnings per share and funds generated from operations per share were set early in 2009 based on 617 million common shares outstanding. Later in 2009 we purchased the remaining 50% share of the Keystone oil pipeline project from ConocoPhillips and subsequently issued equity to fund construction of the pipeline. This equity issue was not contemplated when the 'per share' targets were set.
- Actual adjusted performance shows the per share amounts adjusted to account for the equity issuance related to the Keystone oil pipeline project for the period the project was not in service (2009-2010). While the Actual performance for the comparable earnings per share measure was at the threshold performance level, the Actual adjusted performance shows that comparable earnings per share was at target.
- For funds generated from operations per share, Actual performance shows that the target performance level was met. The Actual adjusted performance shows that this measure exceeded the maximum performance level.

Measure	Period	Performance level targets for 2009 ESU award			Actual performance	Actual adjusted performance
		Threshold	Target	Maximum		
Absolute TSR	January 2009 to December 2011	11%	27%	40%	53.24%	–
Relative TSR against the peer group (see below) (based on $44.53, the closing price of TransCanada shares on the TSX at December 31, 2011)	January 2009 to December 2011	at least the 25th percentile	at least the 50th percentile	at least the 75th percentile	P35	–
Earnings per share (comparable)	Cumulative annual results (2009 to 2011)	$6.21	$6.61	$7.02	$6.23	$6.57
Funds generated from operations per share (proportionate consolidation method)	Cumulative annual results (2009 to 2011)	$13.68	$14.77	$15.39	$14.76	$15.57

Notes

- Targets for *comparable earnings per share* and *funds generated from operations per share* were set in 2009 based on 617 million common shares outstanding.
- *Actual comparable earnings per share* and *funds generated from operations per share* were calculated using the following weighted average shares outstanding: 652 million in 2009, 691 million in 2010 and 702 million in 2011.
- *Actual comparable earnings per share* and *funds generated from operations per share* have been adjusted to account for the additional equity issued in 2009. The adjusted weighted average shares outstanding were: 619 million in 2009 and 619 million in 2010. No adjustment was made for 2011 (702 million) since Keystone was in service in 2011.
- *Comparable earnings per share* and funds generated from operations per share are non-GAAP measures and do not have any standardized meanings prescribed by generally accepted accounting principles. You can find more information about these non-GAAP measures in Appendix B and in our 2011 MD&A.
- The *Peer group for relative TSR* is comprised of a group of publicly-traded peers that represents investment opportunities for equity investors seeking exposure to the North American pipeline, power and utility sector.

Peer group for relative TSR

Canadian Utilities Ltd.	Enbridge Inc.	Southern Union Company
Dominion Resources Inc.	Entergy Corporation	Spectra Energy Corporation
DTE Energy Company	Exelon Corporation	TransAlta Corporation
Duke Energy Corporation	Fortis Inc.	Williams Companies, Inc. (The)
El Paso Corporation	Sempra Energy	Xcel Energy Inc.
Emera Inc.	Southern Company	

The Board also considered operational, growth and other business considerations over the three-year period. In addition to the 2011 results outlined on page 76, the Board noted the following results in 2009 and 2010:

Core Strategies	Results in 2009 and 2010
Maximize the full-life value of TransCanada's infrastructure assets and commercial positions	• Negotiated settlements with shippers on Alberta System, Foothills, Great Lakes, TQM – favourable for TransCanada compared to uncertainty of litigation outcomes. • Secured additional supply and market connections on gas and oil pipelines. • Consolidated commercial functions of our U.S. pipelines division in Houston in order to gain operational efficiencies and create a stronger and more effective presence in the U.S. pipelines business.
Commercially develop and physically execute new asset development programs	• Successfully executed largest capital program in our history. • Most projects on time and at or under budget. • completion of Portlands Energy Centre, Kibby Wind Phases 1 and 2, Alberta System North Central Corridor, Bison pipeline, Halton Hills and Groundbirch
Cultivate a focused portfolio of high quality development options	• Acquired 100% of Keystone oil pipeline project from ConocoPhillips. • Agreement to work with ExxonMobil Corporation to develop Alaska pipeline/LNG project.
Maximize TransCanada's competitive strengths	• Strong stakeholder relationships – under difficult circumstances (customers, media, government). • Breakthrough operational performance on several assets resulting in increased availability and lower costs. • All safety and reliability targets were met or exceeded and operating costs were managed to below plan. • Raised approximately $5.7 billion of debt financing, $1.3 billion of preferred shares and $1.8 billion of equity in a challenging financial market.

Performance multiplier

ESU payouts were calculated using a performance multiplier of 1.10 (adjusted from 1.09 by the Board). The 2009 grant did not include specific weightings for the performance measures, however the Board took into consideration the weightings approved for the 2010 grant as shown below:

Performance measure	Weighting	Performance relative to target	Performance multiplier
Total shareholder return (TSR) • Absolute TSR exceeded the maximum performance level • Relative TSR was between the threshold and target performance levels	60%	1.10	0.66
Financial measures • Comparable earnings per share was at the threshold performance level • Funds generated from operations per share met the target performance level • Decisions were made in 2009 to issue equity to fund the balance of our extensive capital program and to purchase a larger interest in the Keystone oil pipeline project. On an equity-adjusted basis, comparable earnings per share met the target performance level. Funds generated from operations per share exceeded the maximum performance level. On an absolute basis, comparable earnings were between the target and maximum performance levels. Funds generated from operations exceeded the maximum performance level.	25%	1.08	0.26
Operational, growth and other business considerations • The Board determined that overall operational, growth and other business considerations was between the target and maximum performance levels.	15%	1.10	0.17
Performance multiplier			**1.09**

Awards to named executives

The table below is a summary of the details of the original 2009 ESU award and the amount paid to each named executive when the award vested at the end of 2011:

	2009 ESU award		2009 ESU payout			
	Number of ESUs granted	**Value of ESU award ($)**	**Number of ESUs at vesting** (includes dividend equivalents to Dec. 31, 2011)	**Performance multiplier**	**Value of ESU payout ($)**	**% of original award**
Russell K. Girling	46,088.539	1,520,000	52,637.885		2,560,991	168%
Donald R. Marchand	7,349.909	242,400	8,394.364		408,411	168%
Alexander J. Pourbaix	46,088.539	1,520,000	52,637.885	110%	2,560,991	168%
Gregory A. Lohnes	17,707.702	584,000	20,224.036		983,960	168%
Donald M. Wishart	30,745.907	1,014,000	35,115.019		1,708,451	168%

Notes

• *Number of ESUs granted* is the value of the ESU award divided by the valuation price of $32.98 (the volume-weighted average closing price of TransCanada shares on the TSX for the five trading days immediately prior to and including the grant date (January 1, 2009)).

• *Number of ESUs at vesting* includes an equivalent number of units for the final dividend that is declared as of December 31 but which has not been paid at the vesting date. The final dividend value is awarded in cash and has been converted to units which is reflected under the *Number of ESUs at vesting*.

• *Value of ESU payout* is calculated using the valuation price of $44.23 (the volume-weighted average closing price of TransCanada shares on the TSX for the five trading days immediately prior to and including the vesting date (December 31, 2011)).

EXECUTIVE PROFILES

This next section profiles each of the named executives, including their key accomplishments in 2011, details of their compensation for 2011 and the two previous fiscal years, their share ownership as at December 31, 2011, and base salary and long-term incentive awards for 2012.



Russell K. Girling
PRESIDENT AND CHIEF EXECUTIVE OFFICER

As President and Chief Executive Officer, Mr. Girling is responsible for TransCanada's overall leadership and vision in developing with our Board of Directors our strategic direction, values and business plans. This includes managing the overall business of TransCanada while managing risk to create long-term sustainable value for our shareholders.

2011 Key accomplishments
- Overall corporate performance exceeded targets
- Strong values-based leadership during a year of intense public and political scrutiny
- Customer relationships contributed to continuing support for Keystone XL despite delays
- Investor confidence contributed to improved share performance

- Mr. Girling's performance is evaluated based on a combination of corporate performance, personal objectives and leadership.
- The Board viewed 2011 as a transition year for Mr. Girling considering his appointment to President and Chief Executive Officer in 2010. The Board determined that his total short-term incentive award would reflect his excellent progression and performance in his position in the context of the overall corporate performance as well as relevant market data and that the CAF and an individual PAF would not apply.
- Mr. Girling's 2011 short-term and long-term incentive awards as a percentage of 2011 base salary were 123% and 327%, respectively.

Compensation (as at December 31)	2011	2010	2009
Fixed			
Base salary	$1,100,000	$1,000,000	$800,000
Variable			
Short-term incentive	1,350,000	1,100,000	900,000
Long-term incentive			
ESUs	2,700,000	2,100,000	1,520,000
Stock options	900,000	1,254,000	959,000
Total direct compensation	**$6,050,000**	**$5,454,000**	**$4,179,000**
Change from last year	**11%**	**31%**	**–**

2011 Pay mix



■ Base salary	18%
■ Short-term incentive	22%
■ Long-term incentive	60%
▨ ESUs	45%
▨ Stock options	15%

Share ownership

Minimum level of ownership	Minimum value	Total ownership under the guidelines	Total ownership as a multiple of base salary
4x	$4,400,000	$5,971,209	5.4x

2012 Compensation (as at March 1)

Fixed		
Base salary	$1,300,000	
Variable (Long-term incentive)		**LTI mix**
ESUs	$2,530,000	55%
Stock options	$2,070,000	45%

Mr. Girling's LTI mix was allocated 55% to ESUs and 45% to stock options to meet the limit under the terms of the stock option plan that no one participant can be awarded more than 20% of the total number of options granted in a given year.

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.

Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $43.07 for TransCanada shares, and $47.42 for units of TC PipeLines, LP on the NYSE as at December 31, 2011.



Donald R. Marchand

EXECUTIVE VICE-PRESIDENT AND CHIEF FINANCIAL OFFICER

As Executive Vice-President and Chief Financial Officer, Mr. Marchand is responsible for financial reporting, taxation, finance, treasury, risk management and investor relations for TransCanada.

2011 Key accomplishments

- Chief Financial Officer functional area scorecard results met or exceeded performance targets
- Successful financing of continuing capital expansion program while maintaining 'A' grade credit ratings
- Strong investor relations and external communications performance during a year of intense public and media scrutiny
- Fully prepared for implementation of U.S. GAAP in 2012

- Mr. Marchand's performance is evaluated based on a combination of functional area performance, personal objectives and leadership.
- The total short-term incentive award for 2011 performance was based on Mr. Marchand's target of 65% of base salary, CAF of 1.05 and individual PAF of 1.5. The calculated amount of $419,750 was adjusted upward to $450,000.
- Mr. Marchand's 2011 short-term and long-term incentive awards as a percentage of 2011 base salary were 110% and 171%, respectively.

Compensation (as at December 31)	2011	2010	2009
Fixed			
Base salary	$410,000	$370,000	$270,000
Variable			
Short-term incentive	450,000	299,250	270,000
Long-term incentive			
ESUs	525,000	248,000	242,400
Stock options	175,000	320,400	57,600
Total direct compensation	**$1,560,000**	**$1,237,650**	**$840,000**
Change from last year	**26%**	**47%**	**–**

2011 Pay mix



■ Base salary	26%
■ Short-term incentive	29%
■ Long-term incentive	45%
■ ESUs	34%
■ Stock options	11%

Share ownership

Minimum level of ownership	Minimum value	Total ownership under the guidelines	Total ownership as a multiple of base salary
2x	$820,000	$885,967	2.2x

2012 Compensation (as at March 1)

Fixed		
Base salary	$460,000	
Variable (Long-term incentive)		LTI mix
ESUs	$517,500	50%
Stock options	$517,500	50%

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.

Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $43.07 for TransCanada shares as at December 31, 2011.



Alexander J. Pourbaix

PRESIDENT, ENERGY AND OIL PIPELINES

As President, Energy and Oil Pipelines, Mr. Pourbaix is responsible for TransCanada's power, non-regulated gas storage and oil pipeline businesses.

2011 Key accomplishments
- Energy and Oil Pipelines business scorecard results met or exceeded performance targets
- Strong financial performance in Western power business
- Outstanding leadership on Keystone XL permitting
- Captured oil pipeline growth opportunities – expansion of Keystone pipeline at the Hardisty terminals, and through the Bakken and Cushing Marketlinks

- Mr. Pourbaix's performance is evaluated based on a combination of business performance, personal objectives and leadership.
- The total short-term incentive award for 2011 performance was based on Mr. Pourbaix's target of 75% of base salary, CAF of 1.05 and individual PAF of 1.8. The calculated amount of $1,049,000 was adjusted upward to $1,050,000.
- Mr. Pourbaix's 2011 short-term and long-term incentive awards as a percentage of 2011 base salary were 142% and 300%, respectively.

Compensation (as at December 31)	2011	2010	2009
Fixed			
Base salary	$740,000	$700,000	$700,000
Variable			
Short-term incentive	1,050,000	798,000	740,000
Long-term incentive			
ESUs	1,665,000	1,500,000	1,520,000
Stock options	555,000	649,600	480,000
Total direct compensation	**$4,010,000**	**$3,647,600**	**$3,440,000**
Change from last year	**10%**	**6%**	**–**

2011 Pay mix



Base salary	18%
Short-term incentive	26%
Long-term incentive	56%
ESUs	42%
Stock options	14%

Share ownership

Minimum level of ownership	Minimum value	Total ownership under the guidelines	Total ownership as a multiple of base salary
2x	$1,480,000	$1,970,768	2.7x

2012 Compensation (as at March 1)

Fixed		
Base salary	$765,000	
Variable (Long-term incentive)		LTI mix
ESUs	$1,147,500	50%
Stock options	$1,147,500	50%

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.

Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $43.07 for TransCanada shares as at December 31, 2011.



Gregory A. Lohnes

PRESIDENT, NATURAL GAS PIPELINES

As President, Natural Gas Pipelines, Mr. Lohnes is responsible for TransCanada's natural gas pipeline and regulated natural gas storage businesses in Canada, the United States and Mexico.

2011 Key accomplishments

- Natural Gas Pipelines business scorecard results met or exceeded performance targets
- Supply and market connections: Alberta System, Mainline, Northern Border
- GTN tolling settlement
- Successful drop down of assets to TC PipeLines, LP providing financing for our capital program

- Mr. Lohnes' performance is evaluated based on a combination of business performance, personal objectives and leadership.
- The total short-term incentive award for 2011 performance was based on Mr. Lohnes' target of 65% of base salary, CAF of 1.05 and individual PAF of 1.5. The calculated amount of $522,150 was adjusted upward to $550,000.
- Mr. Lohnes' 2011 short-term and long-term incentive awards as a percentage of 2011 base salary were 108% and 215%, respectively.

Compensation (as at December 31)	2011	2010	2009
Fixed			
Base salary	$510,000	$500,000	$430,000
Variable			
Short-term incentive	550,000	570,000	600,000
Long-term incentive			
ESUs	822,375	615,000	584,000
Stock options	274,125	354,600	216,000
Total direct compensation	**$2,156,500**	**$2,039,600**	**$1,830,000**
Change from last year	**6%**	**11%**	**–**

2011 Pay mix



■ Base salary	24%
■ Short-term incentive	26%
■ Long-term incentive	50%
▨ ESUs	37%
▨ Stock options	13%

Share ownership

Minimum level of ownership	Minimum value	Total ownership under the guidelines	Total ownership as a multiple of base salary
2x	$1,020,000	$1,372,735	2.7x

2012 Compensation (as at March 1)

Fixed		
Base salary	$525,000	
Variable (Long-term incentive)		LTI mix
ESUs	$562,500	50%
Stock options	$562,500	50%

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.

Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $43.07 for TransCanada shares as at December 31, 2011.



Donald M. Wishart

EXECUTIVE VICE-PRESIDENT, OPERATIONS & MAJOR PROJECTS

As Executive Vice-President, Operations & Major Projects, Mr. Wishart is responsible for designing, building, operating and maintaining all facilities and infrastructure. These responsibilities include engineering and technical services, project management, construction, field operations, community, safety and environment, and procurement and shared services.

2011 Key accomplishments

- Operations and Major Projects functional area scorecard results met or exceeded performance targets
- $3.3 billion capital projects largely on time and at or under budget
- Bruce 1 and 2 restarts met all 2011 milestones
- Top quartile or decile safety performance
- Met or exceeded reliability targets

- Mr. Wishart's performance is evaluated based on a combination of functional area performance, personal objectives and leadership.
- The total short-term incentive award for 2011 performance was based on Mr. Wishart's target of 65% of base salary, CAF of 1.05 and individual PAF of 1.6. The calculated amount of $655,200 was adjusted upward to $660,000.
- Mr. Wishart's 2011 short-term and long-term incentive awards as a percentage of 2011 base salary were 110% and 250%, respectively.

Compensation (as at December 31)	2011	2010	2009
Fixed			
Base salary	$600,000	$600,000	$550,000
Variable			
Short-term incentive	660,000	641,250	650,000
Long-term incentive			
ESUs	1,125,000	1,087,500	1,014,000
Stock options	375,000	362,500	336,000
Total direct compensation	**$2,760,000**	**$2,691,250**	**$2,550,000**
Change from last year	**3%**	**6%**	**–**

2011 Pay mix



■ Base salary	22%
■ Short-term incentive	24%
■ Long-term incentive	54%
▨ ESUs	40%
▨ Stock options	14%

Share ownership

Minimum level of ownership	Minimum value	Total ownership under the guidelines	Total ownership as a multiple of base salary
2x	$1,200,000	$4,466,997	7.4x

2012 Compensation (as at March 1)

Fixed		
Base salary	$600,000	
Variable (Long-term incentive)		**LTI mix**
ESUs	$750,000	50%
Stock options	$750,000	50%

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.

Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $43.07 for TransCanada shares as at December 31, 2011.

Executive compensation – 2011 details

All amounts are in Canadian dollars, unless otherwise indicated.

SUMMARY COMPENSATION TABLE

The table below is a summary of the compensation received by our named executives for the last three fiscal years ended December 31, 2011, 2010 and 2009.

| | | | | | Non-equity incentive plan compensation | | | | |
| | | | Share-based awards ($) | Option-based awards ($) | Annual incentive plans ($) | Long-term incentive plans ($) | Pension value ($) | All other compen-sation ($) | Total compen-sation ($) |
Name and principal position	Year	Salary ($)							
Russell K. Girling	2011	1,083,338	2,700,000	900,000	1,350,000	109,200	722,000	10,833	6,875,371
President &	2010	900,006	2,100,000	1,254,000	1,100,000	59,650	1,451,000	76,693	6,941,349
Chief Executive Officer	2009	750,006	1,520,000	959,000	900,000	322,500	653,000	7,250	5,111,756
Donald R. Marchand	2011	403,338	525,000	175,000	450,000	31,080	241,000	4,033	1,829,451
Executive Vice-President &	2010	320,004	248,000	320,400	299,250	30,560	639,000	3,075	1,860,289
Chief Financial Officer	2009	270,000	242,400	57,600	270,000	101,910	–	8,412	950,322
Alexander J. Pourbaix	2011	733,338	1,665,000	555,000	1,050,000	109,200	250,000	55,333	4,417,871
President, Energy &	2010	700,008	1,500,000	649,600	798,000	81,200	62,000	60,000	3,850,808
Oil Pipelines	2009	700,008	1,520,000	480,000	740,000	206,400	11,000	58,458	3,715,866
Gregory A. Lohnes	2011	508,334	822,375	274,125	550,000	33,600	119,000	5,083	2,312,517
President,	2010	465,006	615,000	354,600	570,000	40,125	414,000	4,563	2,463,294
Natural Gas Pipelines	2009	430,008	584,000	216,000	600,000	70,950	7,000	4,300	1,912,258
Donald M. Wishart	2011	600,000	1,125,000	375,000	660,000	50,400	76,000	48,000	2,934,400
Executive Vice-President,	2010	587,502	1,087,500	362,500	641,250	43,750	280,000	26,875	3,029,377
Operations & Major Projects	2009	550,008	1,014,000	336,000	650,000	161,250	43,000	26,500	2,780,758

Notes

- Four of the five named executives were appointed to new positions on July 1, 2010. Amounts shown for 2010 include compensation earned for six months in the new position and six months in the previous position.

	Previous position
Mr. Girling	Chief Operating Officer
Mr. Marchand	Vice-President, Finance & Treasurer
Mr. Pourbaix	President, Energy & Executive Vice-President, Corporate Development
Mr. Lohnes	Executive Vice-President & Chief Financial Officer

- When Mr. Girling was appointed President and CEO, he was also appointed to the Board as a director on July 1, 2010. Mr. Girling does not receive any director compensation.

- *Salary* is the actual base salary earned during each of the three years.

- *Share-based awards* is the long-term incentive compensation that was awarded as ESUs. The number of ESUs granted is the value of the ESU award divided by the volume-weighted average closing price of TransCanada shares for the five trading days immediately prior to and including the grant date: $38.34 in 2011, $35.77 for 2010 and $32.98 for 2009.

- *Option-based awards* is the long-term incentive compensation that was awarded as stock options. The exercise price is the closing market price of TransCanada shares on the TSX on the trading day immediately prior to the grant date: $37.93 in 2011, $35.08 in 2010 and $31.97 in 2009. See *Stock option valuation*, below for more information about the methodology.

  To recognize Mr. Girling's promotion to President and CEO on July 1, 2010, the Board awarded him a special grant of 100,000 stock options on June 16, 2010, valued at $554,000 with an exercise price of $36.90.

The Board also awarded special grants of stock options on July 29, 2010 with an exercise price of $36.26 to three of the named executives to recognize their appointments on July 1, 2010:
- Mr. Marchand: 47,500 stock options valued at $258,400
- Mr. Pourbaix: 27,500 stock options valued at $149,600
- Mr. Lohnes: 27,500 stock options valued at $149,600.

The Board awarded a special grant of 100,000 stock options valued at $479,000 with an exercise price of $31.93 on September 14, 2009, to recognize Mr. Girling's appointment to Chief Operating Officer. This grant was in addition to the grant of 100,000 stock options valued at $480,000 that he received earlier in the year during the annual stock option granting process.

- *Annual incentive plans* is the short-term incentive award, paid as an annual cash bonus and attributable to the noted financial year. Payments are made in the first quarter of the following year.

- *Long-term incentive plans* includes the value awarded from a grandfathered dividend-value plan. The Board determined an annual unit value of $1.68 per unit for 2011, $1.07 per unit for 2010 and $1.29 per unit for 2009 be awarded for all outstanding units held under the plan. Amounts for 2010 were reduced by the following amounts to offset an unintended overpayment of the 2009 accrual paid in 2010:
  - $58,050 for Mr. Girling
  - $9,030 for Mr. Marchand
  - $25,800 each for Mr. Pourbaix and Mr. Wishart.

  See *Non-equity long-term incentive plan,* below for more information about the plan.

- *Pension value* includes the annual compensatory value from the DB pension plan. The annual compensatory value is the compensatory change in the accrued obligation and includes the service cost to TransCanada in 2011, plus compensation changes that were higher or lower than the base salary assumptions, and plan changes. See *Retirement benefits*, below for more information.

- *All other compensation* includes other compensation not reported in any other column for each named executive and includes:
  - payments to the named executives by any of our subsidiaries and affiliates (including directors' fees paid by affiliates and amounts paid for serving on management committees of entities that we hold an interest in). These include:

	2011	2010	2009
Mr. Pourbaix	$48,000	$60,000	$57,000
Mr. Wishart	42,000	21,000	21,000

  - matching contributions we made on behalf of the named executives under the employee stock savings plan:

	2011	2010	2009
Mr. Girling	$10,833	$9,000	$7,250
Mr. Marchand	4,033	3,075	2,700
Mr. Pourbaix	7,333	–	1,458
Mr. Lohnes	5,083	4,563	4,300
Mr. Wishart	6,000	5,875	5,500

  - cash payments if the named executive elected to receive the payment in lieu of his vacation entitlement from the previous year:

	2011	2010	2009
Mr. Girling	$–	$67,693	$–
Mr. Marchand	–	–	5,712

  - perquisites are not included because they are less than $50,000 and 10% of each named executive's total base salary in each of the three years. The average annual value of perquisites provided to the named executives in 2011 was $32,418 or 5.5% of total base salary. Perquisites have a direct cost to TransCanada and are valued on this basis.

Additional notes to the Summary compensation table

Stock option valuation

The amount under *Option-based awards* is calculated using the grant date fair value of the stock option award, as determined by the committee.

For stock option grants prior to 2012, management's external consultant calculated a compensation value for TransCanada using the Binomial valuation model. The committee and Board used the higher of this compensation value or a 'floor-value' of 15% of the exercise price to determine the fair value of each stock option.

For 2012, the committee and Board approved the Binomial valuation model as the methodology to determine stock option grants. The Binomial valuation model is a generally-accepted valuation method for stock options and will be used to calculate TransCanada's accounting value, which we will use for both compensation and financial reporting purposes.

Each year, the committee and Board will review the valuation as prepared by management's external consultant. The value takes into account the historic and implied volatility of the underlying shares, dividend yield, risk-free interest rate, option term, vesting period, and expected life based on historical option exercise data.

The table below is a summary of the binomial value, floor value and the final compensation value of the stock option grants in 2011, 2010 and 2009:

Grant date	Exercise price ($)	Binomial value ($)	Floor value ($)	Compensation value of each stock option ($)
February 18, 2011	$37.93	$2.30	$5.69	$5.69
July 29, 2010	36.26	2.61	5.44	5.44
June 16, 2010	36.90	2.66	5.54	5.54
February 26, 2010	35.08	2.32	5.26	5.26
September 14, 2009	31.93	–	4.79	4.79
February 23, 2009	31.97	3.29	4.80	4.80

The committee did not request a valuation from Towers Watson for the special grant of options to Mr. Girling on September 14, 2009, and applied the 15% floor value to determine the value of each stock option.

For accounting purposes, the grant date fair values determined for the annual stock option awards using the Black-Scholes model were $2.93 per stock option for 2011, $6.04 per stock option for 2010 and $5.48 per stock option for 2009. The fair value for the special stock option grant on July 29, 2010 was $4.04, $4.63 for the grant on June 16, 2010 and $5.65 for the grant on September 14, 2009.

Total option exercises in 2011 (Supplemental table)

The table below shows for each named executive:

- the number of stock options exercised in 2011 (if any), and
- the total value they realized when the options were exercised.

	Total stock options exercised (#)	Total value realized ($)
Russell K. Girling	125,000	$2,191,172
Donald R. Marchand	–	–
Alexander J. Pourbaix	160,000	1,500,201
Gregory A. Lohnes	10,500	132,986
Donald M. Wishart	70,000	1,140,850

Non-equity long-term incentive plan

The amounts under *Long-term incentive plans* in the Summary compensation table reflect the value awarded from a grandfathered dividend-value plan. While grants have not been made under the plan since 2003, annual awards continue to be made on the outstanding units.

Under the plan, one unit from the dividend-value plan was granted in tandem with each stock option granted. The units had a term of 10 years from the date of the grant.

Each unit gives the holder the right to receive an annual unit value, as determined by the Board, in its discretion. The maximum annual unit value is equal to the dividend declared on one TransCanada share in any year, and payments are made in the first quarter of the following year, generally by March 15. The last outstanding grant under this plan was eligible for the 2011 dividend accrual. The Board determined that $1.68 per unit (or 100% of the total declared dividend value in 2011) would be awarded for 2011. Payments for this final accrual will be made in the first quarter of 2012.

The dividend-value plan was discontinued on December 31, 2011.

INCENTIVE PLAN AWARDS

Outstanding option-based and share-based awards

The table below shows all outstanding option-based and share-based awards previously granted to the named executives that were still outstanding at the end of 2011. Year-end values are based on $44.53, the closing price of TransCanada shares on the TSX at December 31, 2011.

	Option-based awards				Share-based awards		
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Russell K. Girling	90,000	35.23	27-Feb-2013	837,000	137,161	3,053,884	–
	100,000	33.08	12-Jun-2013	1,145,000			
	107,326	38.10	22-Feb-2014	690,106			
	83,857	39.75	25-Feb-2015	400,836			
	100,000	31.97	23-Feb-2016	1,256,000			
	100,000	31.93	14-Sep-2016	1,260,000			
	133,080	35.08	26-Feb-2017	1,257,606			
	100,000	36.90	16-Jun-2017	763,000			
	158,172	37.93	18-Feb-2018	1,043,935			
Donald R. Marchand	20,000	30.09	28-Feb-2012	288,800	21,795	485,258	–
	14,000	35.23	27-Feb-2013	130,200			
	15,000	33.08	12-Jun-2013	171,750			
	13,368	38.10	22-Feb-2014	85,956			
	10,063	39.75	25-Feb-2015	48,101			
	12,000	31.97	23-Feb-2016	150,720			
	11,787	35.08	26-Feb-2017	111,387			
	47,500	36.26	29-Jul-2017	392,825			
	30,756	37.93	18-Feb-2018	202,990			
Alexander J. Pourbaix	90,000	35.23	27-Feb-2013	837,000	90,816	2,022,023	–
	107,326	38.10	22-Feb-2014	690,106			
	83,857	39.75	25-Feb-2015	400,836			
	100,000	31.97	23-Feb-2016	1,256,000			
	95,057	35.08	26-Feb-2017	898,289			
	27,500	36.26	29-Jul-2017	227,425			
	97,540	37.93	18-Feb-2018	643,764			
Gregory A. Lohnes	14,000	35.23	27-Feb-2013	130,200	41,028	913,490	–
	50,000	33.08	12-Jun-2013	572,500			
	35,990	38.10	22-Feb-2014	231,416			
	30,608	39.75	25-Feb-2015	146,306			
	45,000	31.97	23-Feb-2016	565,200			
	38,973	35.08	26-Feb-2017	368,295			
	27,500	36.26	29-Jul-2017	227,425			
	48,177	37.93	18-Feb-2018	317,968			
Donald M. Wishart	55,000	35.23	27-Feb-2013	511,500	63,612	1,416,324	–
	64,267	38.10	22-Feb-2014	413,237			
	50,314	39.75	25-Feb-2015	240,501			
	70,000	31.97	23-Feb-2016	879,200			
	68,916	35.08	26-Feb-2017	651,256			
	65,905	37.93	18-Feb-2018	434,973			

Notes
- *Value of unexercised in-the-money options* is based on outstanding vested and unvested stock options and the difference between the option exercise price and year-end closing price of our shares.
- *Number of shares or units of shares that have not vested* includes the amount of the grant, plus reinvested units earned as dividend equivalents of all outstanding ESUs as at December 31, 2011.
- *Market or payout value of share-based awards that have not vested* is the minimum payout value of all outstanding ESUs as at December 31, 2011. The value is calculated by multiplying 50% of the number of units that have not vested by the year-end closing price of our shares.
- No value is shown for *Market or payout value of vested share-based awards not paid out or distributed*. The ESU award granted in 2009 vested on December 31, 2011 and will be paid in March 2012. These awards are shown in the next table.

Incentive plan awards – Value vested during the year

The table below shows the total value of all option-based and share-based awards previously granted to the named executives that vested in 2011. It also shows the total amount they earned from non-equity incentive plan awards in 2011.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Russell K. Girling	836,944	2,560,991	1,459,200
Donald R. Marchand	100,870	408,411	481,080
Alexander J. Pourbaix	360,622	2,560,991	1,159,200
Gregory A. Lohnes	177,517	983,960	583,600
Donald M. Wishart	230,239	1,708,451	710,400

Notes
- *Option-based awards* is the total value the named executives would have realized if they had exercised the stock options on the vesting date.
- *Share-based awards* is the payout values of the 2009 ESU awards for the named executives. See the *Payout of 2009 executive share unit award* section for more information.
- *Non-equity incentive plan compensation* is the short-term incentive award and payment from the dividend-value plan for 2011. These amounts are shown under *Annual incentive plans* and *Long-term incentive plans* in the Summary compensation table on page 86.

Value of outstanding options at vesting (supplemental table)

The next table shows the details by grant for calculating the total value of the option-based awards in the table above.

Stock options vest one-third each year, beginning on the first anniversary of the grant date. The *share price on vesting date* is the closing price for TransCanada shares on the TSX on the vesting date or the first trading day following that date. No value is shown where the exercise price is higher than the share price on the vesting date.

Name	Grant date	Total number of securities under options granted (#)	Option exercise price ($)	Number of options that vested in 2011 (#)	Share price on vesting date ($)	Value at vesting ($)
Russell K. Girling	16-Jun-10	100,000	36.90	33,333	41.19	142,999
	26-Feb-10	133,080	35.08	44,360	38.49	151,268
	14-Sep-09	100,000	31.93	33,334	41.70	325,673
	23-Feb-09	100,000	31.97	33,334	38.48	217,004
	25-Feb-08	83,857	39.75	27,952	38.49	–
Donald R. Marchand	29-Jul-10	47,500	36.26	15,833	40.14	61,432
	26-Feb-10	11,787	35.08	3,929	38.49	13,398
	23-Feb-09	12,000	31.97	4,000	38.48	26,040
	25-Feb-08	10,063	39.75	3,354	38.49	–
Alexander J. Pourbaix	29-Jul-10	27,500	36.26	9,167	40.14	35,568
	26-Feb-10	95,057	35.08	31,686	38.49	108,049
	23-Feb-09	100,00	31.97	33,334	38.48	217,004
	25-Feb-08	83,857	39.75	27,952	38.49	–
Gregory A. Lohnes	29-Jul-10	27,500	36.26	9,167	40.14	35,568
	26-Feb-10	38,973	35.08	12,991	38.49	44,299
	23-Feb-09	45,000	31.97	15,000	38.48	97,650
	25-Feb-08	30,608	39.75	10,203	38.49	–
Donald M. Wishart	26-Feb-10	68,916	35.08	22,972	38.49	78,335
	23-Feb-09	70,000	31.97	23,334	38.48	151,904
	25-Feb-08	50,314	39.75	16,771	38.49	–

EQUITY COMPENSATION PLANS

Securities authorized for issue under equity compensation plans

The table below shows:

- the number of shares to be issued under the stock option plan when outstanding options are exercised
- the weighted average exercise price of the outstanding options, and
- the number of shares available for future issue under the option plan.

Plan category	Number of securities to be issued upon exercise of outstanding options (#)	Weighted-average exercise price of outstanding options ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column) (#)
at December 31, 2011			
Equity compensation plans approved by security holders	7,093,124	$35.44	4,388,112
Equity compensation plans not approved by security holders	–	–	–
Total	**7,093,124**	**$35.44**	**4,388,112**

Our stock option plan is the only compensation arrangement under which our equity securities have been authorized for issue.

A total of 34,000,000 TransCanada shares have been reserved for issue under the plan since its inception in 1995. This represents 4.83% of our issued and outstanding shares as at February 17, 2012. The table below shows the status of the share reserve:

at February 17, 2012	Number of common shares	% of issued and outstanding common shares
Number of common shares that may be issued when outstanding stock options are exercised	8,782,248	1.25%
Number of remaining common shares available for issue	2,458,104	0.35%
Number of common shares already issued when stock options were exercised	22,717,898	3.23%

Stock option grants as a percentage of outstanding shares

Under the terms of the stock option plan, no participant can be awarded more than 20% of the total number of options granted in a given year.

In addition, the total number of shares that can be reserved for issue to insiders, or to insiders within any one-year period, is limited to 10% or less of our issued and outstanding shares.

There are no other restrictions to the number of options that may be granted to insiders.

Effective date	Total number of shares outstanding (A)	Total number of options outstanding (B)	Options outstanding as a % of shares outstanding (B / A)	Total options granted during year (C)	Grant as a % of shares outstanding (C / A)
Dec. 31, 2009	684,359,000	8,287,499	1.21%	1,190,925	0.17%
Dec. 31, 2010	696,229,000	8,409,695	1.21%	1,366,872	0.20%
Dec. 31, 2011	703,861,065	7,093,124	1.01%	970,018	0.14%
Feb. 17, 2012	704,101,949	8,782,248	1.25%	1,930,008	0.27%

RETIREMENT BENEFITS

All of the named executives participate in our DB plan. The table below shows their benefits under the DB plan.

Defined benefit pension plan

at December 31, 2011 Name	Number of years of credited service	Annual benefits payable At year end ($)	At age 65 ($)	Opening present value of defined benefit obligation ($)	Compensatory change ($)	Non-compensatory change ($)	Closing present value of defined benefit obligation ($)
Russell K. Girling	16.00	435,000	864,000	5,432,000	722,000	1,096,000	7,250,000
Donald R. Marchand	17.92	142,000	266,000	1,896,000	241,000	378,000	2,515,000
Alexander J. Pourbaix	16.00	304,000	667,000	2,906,000	250,000	803,000	3,959,000
Gregory A. Lohnes	18.33	232,000	353,000	2,893,000	119,000	573,000	3,585,000
Donald M. Wishart	14.59	231,000	356,000	2,962,000	76,000	539,000	3,577,000

Notes

- In 2004, the committee approved arrangements for Mr. Girling and Mr. Pourbaix to receive additional credited service to recognize their high potential and to retain them as employees. They each received an additional three years of credited service on September 8, 2007 after maintaining continuous employment with us. The additional credited service is recognized only in the supplemental pension plan for earnings exceeding the maximum set under the *Income Tax Act* (Canada).

- Mr. Lohnes continued to accrue credited service in the registered pension plan and supplemental pension plan while employed in the United States from August 16, 2000 to August 31, 2006. Pensionable earnings were based on one U.S. dollar equal to one Canadian dollar, and included both the U.S. base salary and annual cash bonus up to the pre-established maximum amount.

- *Annual benefits payable at year end* is the annual lifetime benefit, based on the years of credited service and the actual pensionable earnings history.

- *Annual benefits payable at age 65* is the annual lifetime benefit at age 65, based on the years of credited service at age 65 and the actual pensionable earnings history.

- *Opening and closing present value of defined benefit obligation* is at December 31, 2010 and December 31, 2011, respectively. It represents actuarial assumptions and methods that are consistent with those used for calculating the pension obligations disclosed in our 2010 and 2011 consolidated financial statements. These assumptions reflect our best estimate of future events, and the values in the above table may not be directly comparable to similar estimates of pension obligations that may be disclosed by other corporations.

- *Compensatory change* in the present value of the obligation includes the service cost to TransCanada in 2011, plus compensation changes that were higher or lower than the base salary assumption, and plan changes.

- *Non-compensatory change* in the present value of the obligation includes the interest on the accrued obligation at the start of the year and changes in assumptions in the year.

Accrued pension obligations

Our accrued obligation for the supplemental pension plan was approximately $244 million at December 31, 2011. The current service costs were approximately $4 million and the interest costs were approximately $12 million for a total of $16 million.

The accrued pension obligation is calculated using the method prescribed by the Canadian Institute of Chartered Accountants and is based on management's best estimate of future events that affect the cost of pensions, including assumptions about future base salary adjustments and bonuses.

You can find more information about the accrued obligations and assumptions in Note 20 *Employee future benefits* to our 2011 consolidated financial statements, which are available on our website (www.transcanada.com) and on SEDAR (www.sedar.com).

TERMINATION AND CHANGE OF CONTROL

Termination

We have an employment agreement with each named executive that outlines the terms and conditions that apply if the executive leaves TransCanada. The table on the following page is a summary of the material terms and provisions if the executive resigns, is terminated, retires or dies. These do not apply when there is a change of control. The general terms and provisions of ESUs are discussed under each event, however the committee can use its discretion to decide how to treat unvested ESUs for executives who have an employment agreement.

Each employment agreement includes a non-competition provision that applies for 12 months following the executive's separation date. If we require the named executive to comply with the provision, we will pay him an amount equal to the base salary as of the separation date plus the average bonus paid to him for the three years preceding the separation date.

The named executives, like all other employees, are eligible for retiree benefits if they are 55 or older with 10 or more years of continuous service on the separation date. Retiree benefits include:
- a health spending account that can be used to pay for eligible health and dental expenses and/or to purchase private health insurance
- a security plan that provides a safety net if there are significant medical expenses, and
- life insurance that provides a death benefit of $10,000 to a designated beneficiary.

The employee stock plan, spousal and dependent life insurance, accident insurance, disability and payment of provincial health care premiums end at the separation date.

Compensation on termination

The table below shows how each named executive's compensation is treated if he leaves TransCanada.

Base salary	Resignation	Payments end
	Termination without cause	Severance allowance includes a lump-sum payment of the base salary as of the separation date multiplied by the *notice period*
	Termination with cause	Payments end
	Retirement	
	Death	
Short-term incentive	Resignation	Not paid
	Termination without cause	Year of separation: Equals the *average bonus* pro-rated by the number of months in the current year prior to the separation date Years after separation: Equals the *average bonus* multiplied by the *notice period*
	Termination with cause	Not paid
	Retirement	Year of separation: Equals the *average bonus* pro-rated by the number of months in the current year prior to the separation date
	Death	
ESUs	Resignation	Vested units are paid out, unvested units are forfeited
	Termination without cause	Vested units are paid out. Unvested units are forfeited, however the original grant value is generally paid out on a pro rata basis
	Termination with cause	Vested units are paid out, unvested units are forfeited
	Retirement	*Grants after January 1, 2012* Vested units are paid out. Unvested units continue to vest and the value is assessed at the end of the term. The award is pro-rated for the period of employment up to the retirement date. *Grants before 2012* Vested units are paid out. Unvested units are forfeited, however the original grant value is generally paid out on a pro rata basis.
	Death	Vested units are paid out Unvested units are forfeited, however the original grant value is generally paid out on a pro rata basis
Stock options	Resignation	*Grants after January 1, 2010* Vested stock options must be exercised by their expiry date or six months from the separation date (whichever is earlier) No stock options vest after the last day of employment *Grants before 2010* Outstanding stock options continue to vest for six months from the separation date and must be exercised by their expiry date or six months from the separation date (whichever is earlier)
	Termination without cause	*Grants after January 1, 2007* Vested stock options must be exercised by their expiry date or six months from the separation date (whichever is earlier) No stock options vest after the last day of employment *Grants before 2007* Outstanding stock options continue to vest during the *notice period* and must be exercised by their expiry date or the end of the *notice period* (whichever is earlier)
	Termination with cause	*Grants after January 1, 2010* Vested stock options must be exercised by their expiry date or six months from the separation date (whichever is earlier) No stock options vest after the last day of employment *Grants before 2010* Outstanding stock options continue to vest for six months from the separation date and must be exercised by their expiry date or six months from the separation date (whichever is earlier)

Stock options (cont'd)	Retirement	*Grants after January 1, 2012* Outstanding stock options continue to vest and must be exercised by their expiry date or three years from the separation date (whichever is earlier). If there is less than six months between the vesting date and the expiry date, the expiry date is extended for six months from the final vesting date of the options.
		Grants between 2003 and 2011 Outstanding stock options vest immediately and must be exercised by their expiry date or three years from the separation date (whichever is earlier)
		Grants before 2003 Outstanding stock options vest immediately and must be exercised by their expiry date.
	Death	*Grants after January 1, 2003* Outstanding stock options vest immediately and must be exercised by their expiry date or the first anniversary of death (whichever is earlier)
		Grants before 2003 Outstanding stock options vest immediately and must be exercised by their expiry date
Pension	Resignation	Paid as a commuted value or monthly benefit according to the DB Plan, the supplemental plan, or both, as applicable
	Termination without cause	
	Termination with cause	
	Retirement	For *termination without cause*, credited service is provided for the applicable *notice period*
	Death	
Benefits	Resignation	Coverage ends, or retiree benefits begin if eligible
	Termination without cause	Coverage continues during the notice period (or an equivalent lump-sum payout is made) and, if eligible, service credit for the notice period for retiree benefits
	Termination with cause	Coverage ends, or retiree benefits begin if eligible
	Retirement	Retiree benefits begin
	Death	Coverage ends, or retiree benefits begin for a designated beneficiary if eligible
Perquisites	Resignation	Payments end
	Termination without cause	A lump-sum cash payment equal to the corporate cost of the perquisite package in the one-year period preceding the separation date multiplied by the notice period
	Termination with cause	Payments end
	Retirement	
	Death	
Other	Resignation	–
	Termination without cause	Outplacement services
	Termination with cause	–
	Retirement	–
	Death	–

Notes

- *Resignation* includes voluntary resignation but not resignation as a result of constructive dismissal. If a named executive resigns because of constructive dismissal, it is treated as *termination without cause.*

- The *short-term incentive* award is not paid upon resignation unless the Board uses its discretion.

- *Average bonus* equals the average short-term incentive award paid to the named executive for the three years preceding the separation date.

- The *notice period* is two years for each named executive.

Change of control

Under the terms of the employment agreements, a *change of control* includes an event where another entity becomes the beneficial owner of:

- more than 20% of TransCanada's voting shares, or
- more than 50% of the voting shares of TCPL (not including the voting shares of TCPL held by TransCanada).

Other events can also constitute a change of control.

The following is a summary of the terms and provisions that apply to the compensation of the named executives if there is a change of control:

Notice period

The notice period for each named executive is normally two years. If there is a change of control and the CEO is terminated by TransCanada within two years, his notice period is three years.

ESUs

All unvested ESUs are deemed vested and are paid out as a single, lump-sum cash payment if the named executive is terminated without cause and his separation date is within two years of a change of control.

Stock options

There is an accelerated vesting of stock options following a change of control.

The committee can use its discretion to accept or reject an agreement relating to the unvested stock options with the acquiring entity. If the committee rejects an agreement, there is accelerated vesting of any outstanding unvested stock options.

If, for any reason, we are unable to implement accelerated vesting (for example, our shares stop trading), we will pay the named executive a cash amount. This would be equal to the net amount of the compensation the named executive would have received if, on the date of a change of control, he had exercised all vested options and unvested options that would have had accelerated vesting.

Pension

A pensionable service credit for the applicable notice period is provided at the separation date rather than at the end of the notice period if the named executive's separation date is within two years of a change of control.

Separation payments

The table below is a summary of the incremental payments that would have been made to each named executive under the different separation events, with and without a deemed change of control. All payments have been calculated using December 31, 2011 as the separation date and the date of the change of control as if it applies.

These amounts would be paid under the terms of the employment agreements. They do not include certain amounts that would be provided under normal course, such as the value of:
- any stock options vesting as part of normal employment
- pension benefits that would normally be provided following resignation, or
- retiree benefits.

	Without a change of control			With a change of control
Name	Termination with cause ($)	Termination without cause ($)	Retirement or death ($)	Termination without cause following a change of control ($)
Russell K. Girling	–	10,721,189	9,073,991	20,144,769
Donald R. Marchand	–	2,644,712	1,617,868	3,857,705
Alexander J. Pourbaix	–	8,487,069	6,741,554	12,761,665
Gregory A. Lohnes	–	4,803,995	3,144,930	6,875,007
Donald M. Wishart	–	6,370,891	4,601,074	9,335,590

Notes

- If we require the named executives to comply with the non-competition provision in their employment agreement, they would receive the following lump-sum payments:

Mr. Girling	$2,083,337
Mr. Marchand	$689,754
Mr. Pourbaix	$1,552,671
Mr. Lohnes	$1,083,333
Mr. Wishart	$1,230,417

- *Termination without cause following a change of control* also applies if the named executive resigns because of constructive dismissal and the separation date is within two years of the date of the change of control.
- Mr. Girling entered into a new employment agreement in 2011 to reflect his current position as CEO.
- Mr. Marchand entered into an employment agreement in 2011, and it has substantially the same terms as our employment agreements with the other named executives.
- The amounts from share-based compensation include the following assumptions for some separation events:

Payouts of outstanding 2009 ESU awards
- include additional units from reinvested dividends up to and including the fourth quarter of 2011, based on 44.23, the five-day volume-weighted average closing price of TransCanada shares on the TSX at December 31, 2011
- the performance multiplier as determined by the committee and the Board.

Accelerated vesting of stock options
- any incremental gain due to the accelerated vesting
- the difference between the exercise price and $44.53, the 2011 year-end closing price of TransCanada shares on the TSX.

- The total value of perquisites for each named executive is less than $50,000, or 10% of base salary, and are therefore not included in the separation payments.

Every year the committee reviews the severance amounts calculated for each named executive under his employment agreement. The data represents the total value to be paid to the executive if he is terminated without cause, with and without a deemed change of control, and the additional payment for the non-competition provision.

Other information

LOANS TO DIRECTORS AND EXECUTIVES

As of the date of this circular, none of our directors and executives had any loans from TransCanada or any of our subsidiaries. This is also true for:

- former executives or directors of TransCanada or any of our subsidiaries
- this year's nominated directors, and
- any associate of a director, executive officer or nominated director.

None of the above owe money to another entity that is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by TransCanada or any of our subsidiaries.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

TransCanada has purchased liability insurance to protect our directors and officers (or their heirs and legal representatives) against liabilities they may incur while performing their duties as directors and executives of TransCanada or our subsidiaries, subject to the limitations set out in the *Canada Business Corporations Act.*

Our current policy has coverage of US$175 million for combined personal and corporate indemnity coverage, a deductible of US$5 million for each corporate indemnity claim, and an additional stand alone policy with a limit of US$25 million for losses we cannot indemnify.

We paid a total premium of US$1.8 million in 2011.

ADDITIONAL INFORMATION

Shareholders can request a free copy of this circular, and the 2011 AIF and Annual Report from our Corporate Secretary:
TransCanada Corporation
450 First Street S.W.
Calgary, Alberta,
Canada T2P 5H1
Tel: 1.800.661.3805

For financial information about TransCanada, see our most recent annual audited consolidated financial statements and MD&A. Copies of these documents and materials related to corporate governance are available on our website (www.transcanada.com).

You can find more information about TransCanada on our website and on SEDAR (www.sedar.com).

Appendix A
Charter of the Board of Directors

I. INTRODUCTION

A. The Board's primary responsibility is to foster the long-term success of the Company consistent with the Board's responsibility to act honestly and in good faith with a view to the best interests of the Company.

B. The Board of Directors has plenary power. Any responsibility not delegated to management or a committee of the Board remains with the Board. This Charter is prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

II. COMPOSITION AND BOARD ORGANIZATION

A. Nominees for directors are initially considered and recommended by the Governance Committee of the Board, approved by the entire Board and elected annually by the shareholders of the Company.

B. The Board must be comprised of a majority of members who have been determined by the Board to be independent. A member is independent if the member has no direct or indirect relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member's independent judgment.

C. Directors who are not members of management will meet on a regular basis to discuss matters of interest independent of any influence from management.

D. Certain of the responsibilities of the Board referred to herein may be delegated to committees of the Board. The responsibilities of those committees will be as set forth in their Charter, as amended from time to time.

III. DUTIES AND RESPONSIBILITIES

A. Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. Certain of the legal obligations of the Board are described in detail in Section IV. Subject to these legal obligations and to the Articles and By-laws of the Company, the Board retains the responsibility for managing its own affairs, including:

 i) planning its composition and size;
 ii) selecting its Chair;
 iii) nominating candidates for election to the Board;
 iv) determining independence of Board members;
 v) approving committees of the Board and membership of directors thereon;
 vi) determining director compensation; and
 vii) assessing the effectiveness of the Board, committees and directors in fulfilling their responsibilities.

B. Management and Human Resources

The Board has the responsibility for:

 i) the appointment and succession of the Chief Executive Officer (CEO) and monitoring CEO performance, approving CEO compensation and providing advice and counsel to the CEO in the execution of the CEO's duties;
 ii) approving a position description for the CEO;
 iii) reviewing CEO performance at least annually, against agreed-upon written objectives;
 iv) approving decisions relating to senior management, including the:
   a) appointment and discharge of officers of the Company and members of the senior executive leadership team;
   b) compensation and benefits for members of the senior executive leadership team;
   c) acceptance of outside directorships on public companies by senior executive officers (other than not-for-profit organizations);
   d) annual corporate and business unit performance objectives utilized in determining incentive compensation or other awards to officers; and
   e) employment contracts, termination and other special arrangements with senior executive officers, or other employee groups if such action is likely to have a subsequent material impact on the Company or its basic human resource and compensation policies.
 v) taking all reasonable steps to ensure succession planning programs are in place, including programs to train and develop management;
 vi) approving certain matters relating to all employees, including:
   a) the annual salary policy/program for employees;
   b) new benefit programs or changes to existing programs that would create a change in cost to the Company in excess of $10,000,000 annually;
   c) Canadian pension fund investment guidelines and the appointment of pension fund managers; and
   d) material benefits granted to retiring employees outside of benefits received under approved pension and other benefit programs.

C. Strategy and Plans

The Board has the responsibility to:

 i) participate in strategic planning sessions to ensure that management develops, and ultimately approve, major corporate strategies and objectives;
 ii) approve capital commitment and expenditure budgets and related operating plans;
 iii) approve financial and operating objectives used in determining compensation;
 iv) approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company;
 v) approve material divestitures and acquisitions; and
 vi) monitor management's achievements in implementing major corporate strategies and objectives, in light of changing circumstances.

D. Financial and Corporate Issues

The Board has the responsibility to:
 i) take reasonable steps to ensure the implementation and integrity of the Company's internal control and management information systems;
 ii) monitor operational and financial results;
 iii) approve annual financial statements and related Management's Discussion and Analysis, review quarterly financial results and approve the release thereof by management;
 iv) approve the Management Information Circular, Annual Information Form and documents incorporated by reference therein;
 v) declare dividends;
 vi) approve financings, changes in authorized capital, issue and repurchase of shares, issue and redemption of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses and trust indentures;
 vii) recommend appointment of external auditors and approve auditors' fees;
 viii) approve banking resolutions and significant changes in banking relationships;
 ix) approve appointments, or material changes in relationships with corporate trustees;
 x) approve contracts, leases and other arrangements or commitments that may have a material impact on the Company;
 xi) approve spending authority guidelines; and
 xii) approve the commencement or settlement of litigation that may have a material impact on the Company.

E. Business and Risk Management

The Board has the responsibility to:
 i) take reasonable steps to ensure that management has identified the principal risks of the Company's businesses and implemented appropriate strategies to manage these risks, understands the principal risks and achieves a proper balance between risks and benefits;
 ii) review reports on capital commitments and expenditures relative to approved budgets;
 iii) review operating and financial performance relative to budgets or objectives;
 iv) receive, on a regular basis, reports from management on matters relating to, among others, ethical conduct, environmental management, employee health and safety, human rights, and related party transactions; and
 v) assess and monitor management control systems by evaluating and assessing information provided by management and others (e.g. internal and external auditors) about the effectiveness of management control systems.

F. Policies and Procedures

The Board has responsibility to:
 i) monitor compliance with all significant policies and procedures by which the Company is operated;
 ii) direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards;
 iii) provide policy direction to management while respecting its responsibility for day-to-day management of the Company's businesses; and
 iv) review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment).

G. Compliance Reporting and Corporate Communications

The Board has the responsibility to:
 i) take all reasonable steps to ensure the Company has in place effective disclosure and communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;
 ii) approve interaction with shareholders on all items requiring shareholder response or approval;
 iii) take all reasonable steps to ensure that the financial performance of the Company is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;
 iv) take all reasonable steps to ensure that financial results are reported fairly and in accordance with generally accepted accounting principles;
 v) take all reasonable steps to ensure the timely reporting of any other developments that have significant and material impact on the Company; and
 vi) report annually to shareholders on the Board's stewardship for the preceding year (the Annual Report).

IV. GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

A. The Board is responsible for:

 i) directing management to ensure legal requirements have been met and documents and records have been properly prepared, approved and maintained;
 ii) approving changes in the By-laws and Articles of Incorporation, matters requiring shareholder approval, and agendas for shareholder meetings;
 iii) approving the Company's legal structure, name, logo, mission statement and vision statement; and
 iv) performing such functions as it reserves to itself or which cannot, by law, be delegated to Committees of the Board or to management.

Appendix B
Non-GAAP measures

In our circular, we disclose the following non-GAAP measures as certain key financial metrics and performance goals:
- *comparable earnings*
- *comparable earnings per share*
- *comparable earnings before interest and taxes (comparable EBIT)*
- *funds generated from operations (FGFO), and*
- *funds generated from operations per share (FGFO per share).*

Non-GAAP measures do not have a standardized meaning under Canadian generally accepted accounting principles (GAAP) as defined in Part V of the Canadian Institute of Chartered Accountants (CICA) Handbook and may therefore not be comparable to similar measures used by other companies.

We adjust these non-GAAP measures for specific items that are significant but do not reflect our operations in the year. In calculating these non-GAAP measures, we use our judgement and make informed decisions to identify specific items to exclude, some of which may occur again. Specific items include but are not limited to certain fair value adjustments relating to risk management activities, income tax refunds and adjustments, gains or losses on sales of assets, legal and bankruptcy settlements, and write-downs of assets and investments.

USING NON-GAAP MEASURES

We use these and other non-GAAP measures to improve our ability to compare financial results between reporting periods and to enhance our understanding of operating performance, liquidity and ability to generate funds to finance operations. We provide these non-GAAP measures as additional information on our operating performance, liquidity and ability to generate funds to finance operations.

See our 2011 MD&A for:
- a reconciliation of *comparable earnings* to net income attributable to common shares in the Reconciliation of Non-GAAP Measures table, and
- a reconciliation of *funds generated from operations* to net cash provided by operations, in the Summarized cash flow table in the Liquidity and Capital Resources section.

CALCULATING THE MEASURES

- *Comparable earnings* does not include certain risk management activities that we engage in to reduce our exposure to certain financial and commodity price risks. These excluded activities provide effective economic hedges but do not meet the criteria for hedge accounting treatment and, therefore, changes in their fair values are recorded in net income each year. The unrealized gains or losses from changes in the fair value of these derivative contracts and natural gas inventory in storage are not considered to represent the underlying operations in the current year or the positive margin that will be realized when they are settled. As a result, we have excluded these amounts when determining comparable earnings. Comparable earnings also excludes specific items, including but not limited to the specific items listed above.
- *Comparable earnings per share* is calculated by dividing *Comparable earnings* by the weighted average number of common shares outstanding for the year.
- *Comparable EBIT* is a measure of our earnings from ongoing operations and consists of earnings before deducting interest and other financial charges, income taxes, net income attributable to non-controlling interests and preferred share dividends. Generally we use EBIT because it is a better measure of our performance. We also use EBIT to evaluate trends in each segment.
- *FGFO* consists of net cash provided by operations before changes in operating working capital and allows management to better measure consolidated operating cash flow, excluding fluctuations from working capital balances which may not necessarily reflect the underlying operations in the same period.
- *FGFO per share* is calculated by dividing FGFO by the weighted average number of common shares outstanding for the year.



OUR VISION

TransCanada will be the leading energy infrastructure company in North America, with a strong focus on pipelines and power generation opportunities located in regions where we have or can develop significant competitive advantage.

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TransCanada
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